SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HITTITE MICROWAVE CORPORATION

(Name of Subject Company)

HITTITE MICROWAVE CORPORATION

(Name of Person Filing)

Common Stock, $0.01 par value per share

(Title Class of Securities)

43365Y104

(CUSIP Number of Class of Securities)

Rick D. Hess

Chief Executive Officer

Hittite Microwave Corporation

2 Elizabeth Drive

Chelmsford, Massachusetts 01824

(978) 250-3343

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Robert W. Sweet, Jr.

Foley Hoag LLP

Seaport West

155 Seaport Boulevard

Boston, Massachusetts 02210

(617) 832-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Hittite Microwave Corporation. The address of the Company’s principal executive office is 2 Elizabeth Drive, Chelmsford, Massachusetts 01824. The telephone number of the Company’s principal executive office is (978) 250-3343. As used herein, except as otherwise indicated by context, references to “we,” “us,” “our,” or the “Company” refer to Hittite Microwave Corporation, a Delaware corporation.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Schedule 14D-9”) relates is our common stock, par value $0.01 per share (the “Common Stock”). As of the close of business on June 19, 2014, there were (i) 31,390,468 shares of Common Stock issued and outstanding (including shares subject to restricted stock awards), (ii) no shares of Common Stock held by us in our treasury, (iii) 10,777 shares of Common Stock issuable pursuant to outstanding stock options, and (iv) 275,174 shares of Common Stock subject to restricted stock units issued under our 2005 Stock Incentive Plan.

Item 2. Identity and Background of Filing Person.

Name and Address.

The Company is the person filing this Schedule 14D-9 and is the subject company of the tender offer described herein. Our name, address and telephone number are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer by BBAC Corp., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Analog Devices, Inc., a Massachusetts corporation (“Analog Devices”), to purchase all of the issued and outstanding shares of Common Stock (the “Shares”), at a purchase price of $78.00 per Share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Analog Devices and Purchaser with the Securities and Exchange Commission (the “SEC”) on June 23, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to this Schedule 14D-9 and are incorporated by reference herein.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 9, 2014, by and among Analog Devices, Purchaser and us (the “Merger Agreement”). The consummation of the Offer is subject to customary closing conditions, including, among other things, (i) the valid tender of Shares representing at least a majority of the total outstanding Shares, calculated on a fully diluted basis, (ii) the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen) and the receipt of any required authorization under the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen) and (iii) other conditions to the Offer set forth in Annex I to the Merger Agreement. The Offer will remain open for 20 business days from the date of commencement of the Offer, subject to extension in accordance with the terms of the Merger Agreement. The consummation of the Offer is not subject to any financing condition.

Upon the completion of the Offer, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving (the “Surviving Corporation”) as a wholly owned subsidiary of Analog Devices. The Merger Agreement provides that the Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and shall be effected by Purchaser and us as soon as practicable following the consummation of the Offer without a vote of our stockholders. At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of holders of Shares or holders of shares of capital stock of Purchaser, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Analog Devices, Purchaser or us or any direct or indirect wholly owned subsidiary of Analog Devices, Purchaser or us, including all Shares held by us as treasury stock, all of which will be canceled, and (ii) Shares owned by any of our stockholders who or which is entitled to demand, and properly demands, appraisal rights pursuant to Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price, less any applicable withholding tax.

At the Effective Time, (i) each option to purchase Shares (each, a “Company Option”) outstanding immediately prior to the Effective Time will be canceled, with the holder thereof (subject to such option holder’s consent) becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to (a) the excess of (1) the Offer Price over (2) the exercise price per Share subject to such Company Option, multiplied by (b) the number of Shares subject to such Company Option immediately prior to the Effective Time, (ii) each vested restricted stock unit (each, a “Vested Company RSU”) outstanding immediately prior to the Effective Time will be canceled, with the holder thereof becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to the product of (a) the number of Shares subject to such Vested Company RSU immediately prior to the Effective Time and (b) the Offer Price and (iii) each unvested restricted stock unit (each, an “Unvested Company RSU”) and unvested restricted stock award (each, an “Unvested Company RSA”) outstanding immediately prior to the Effective Time will be canceled, with the holder thereof becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, a replacement award denominated in shares of the common stock, par value $0.16-2/3 per share, of Analog Devices (the “Analog Common Stock”) or, at the discretion of Analog Devices, in the case of holders of Unvested Company RSUs or Unvested Company RSAs who are based outside of the United States or who would otherwise receive a replacement award for less than 500 shares of Analog Common Stock, a cash award in an amount equal to the product of (a) the number of Shares subject to such cancelled Unvested Company RSU or cancelled Unvested Company RSA and (b) the Offer Price. The number of shares of Analog Common Stock that will be subject to a replacement award issued in consideration of a cancelled Unvested Company RSU or Unvested Company RSA will be equal to the product of (A) the Offer Price divided by the average closing price per share of the Analog Common Stock on the Nasdaq Global Select Market during the five consecutive trading days ending on the closing date of the Merger (the “Equity Award Ratio”), multiplied by (B) the number of Shares subject to such Unvested Company RSU or Unvested Company RSA (treating the performance condition of any performance-based awards as having been satisfied at the target level).

We, Analog Devices and Purchaser have made customary representations, warranties and covenants in the Merger Agreement. Our covenants include, among other things, covenants regarding the operation of our business prior to the Effective Time and covenants restricting our ability to solicit third-party proposals relating to alternative transactions or provide information or enter into discussions in connection with alternative transactions, subject to certain exceptions to permit our board of directors (our “Board of Directors” or our “Board”) to comply with its fiduciary duties. Notwithstanding the limitations applicable pursuant to the “no shop” restrictions set forth in the Merger Agreement, prior to the time at which Purchaser accepts for payment the Shares validly tendered and not properly withdrawn pursuant to the Offer, under specified circumstances our Board of Directors may change its recommendation in connection with an intervening event that was not known or reasonably foreseeable as of the date of the Merger Agreement, or in connection with an alternative proposal that does not result from breach of the “no shop” restrictions and that our Board of Directors determines in good faith constitutes a superior proposal (in which latter case we may also terminate the Merger Agreement to enter into such superior proposal upon payment of the termination fee, as discussed below). Before our Board may change its recommendation in connection with a superior proposal, or terminate the Merger Agreement to accept a superior proposal, we must provide Analog Devices with a customary four business day match right, subject to an additional three business day match right in the event of a change to the financial terms or any material change to the other terms of such superior proposal.

The Merger Agreement also includes customary termination provisions for both us and Analog Devices and provides that, in connection with the termination of the Merger Agreement, under certain circumstances we must pay Analog Devices a termination fee of $86.5 million, including due to termination of the Merger Agreement by us to accept a superior proposal.

Analog Devices formed Purchaser for the purpose of effecting the Offer and the Merger. The Offer to Purchase states that the principal executive offices of Analog Devices and Purchaser are located at One Technology Way, Norwood, Massachusetts 02062. The telephone number for the principal executive offices of Analog Devices and Purchaser is (781) 329-4700.

We have made information relating to the Offer available online at www.hittite.com and we have filed this Schedule 14D-9 and Analog Devices and Purchaser have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to our knowledge, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between us or our affiliates, on the one hand, and (i) our executive officers, directors or affiliates, or (ii) Analog Devices or Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Analog Devices and Purchaser.

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement has been attached to the Tender Offer Statement on Schedule TO filed by Analog Devices and Purchaser with the SEC in order to provide investors and stockholders with information regarding its terms. However, it is not intended to provide any other factual information about us, Analog Devices, our respective subsidiaries and affiliates, or any other party. In particular, the representations, warranties and covenants contained in the Merger Agreement have been made only for the purpose of the Merger Agreement and, as such, are intended solely for the benefit of the parties to the Merger Agreement. In many cases, these representations, warranties and covenants are made as of specific dates, subject to limitations agreed upon by the parties and qualified by certain disclosures exchanged by the parties in connection with the execution of the Merger Agreement. Furthermore, many of the representations and warranties in the Merger Agreement are the result of a negotiated allocation of contractual risk among the parties and do not necessarily reflect facts about us, Analog Devices, our respective subsidiaries and affiliates or any other party. Likewise, any references to materiality contained in the representations and warranties may not correspond to concepts of materiality applicable to investors or stockholders. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement and these changes may not be fully reflected in our public disclosures.

AS A RESULT OF THE FOREGOING, INVESTORS AND STOCKHOLDERS ARE STRONGLY ENCOURAGED NOT TO RELY ON THE REPRESENTATIONS, WARRANTIES AND COVENANTS CONTAINED IN THE MERGER AGREEMENT, OR ON ANY DESCRIPTIONS THEREOF, AS ACCURATE CHARACTERIZATIONS OF THE STATE OF FACTS OR CONDITION OF US OR ANY OTHER PARTY.

Confidentiality Agreement

We and Analog Devices entered into a confidentiality agreement, dated as of January 10, 2014 (the “Confidentiality Agreement”), pursuant to which we and Analog Devices agreed, subject to certain exceptions, to keep confidential certain non-public information about us and Analog Devices in connection with the consideration of a possible transaction. We and Analog Devices also agreed, among other things, to certain “standstill” provisions which prohibit each of Analog Devices and us, as well as our respective representatives, from taking certain actions with respect to the other for a period of 18 months commencing on the date of the Confidentiality Agreement, which standstill provisions were waived by us in connection with our entry into the Merger Agreement. The summary of the Confidentiality Agreement contained in the Offer to Purchase under the heading “The Transaction Agreements—The Confidentiality Agreement” is incorporated by reference herein.

Employment Agreement with Rick Hess

We entered into an employment agreement dated March 13, 2013 with our Chief Executive Officer, Rick D. Hess (as amended and in effect prior to June 9, 2014, the “Original Employment Agreement”). On June 9, 2014, we entered into a further amendment to the Original Employment Agreement (the “Third Amendment to Employment Agreement”), which will become effective at the time Purchaser accepts Shares for payment pursuant to the Offer, and on June 9, 2014, Analog Devices and Mr. Hess entered into a separate letter agreement (the “Fourth Amendment to Employment Agreement”), which will become effective at the Effective Time. The terms of the Original Employment Agreement, the Third Amendment to Employment Agreement and the Fourth Amendment to Employment Agreement are described below under “Arrangements with Our Current Executive Officers and Directors—Arrangements with Rick Hess” beginning on page 8.

Arrangements with Our Current Executive Officers and Directors.

Our Directors and executive officers may be deemed to have certain interests in the Offer and the Merger and related transactions that may be different from or in addition to those of our stockholders generally. Our Board of Directors was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Consideration for Shares Tendered Pursuant to the Offer

If our Directors and executive officers who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as our other stockholders. As of June 19, 2014, our Directors and executive officers and their affiliates beneficially owned in the aggregate 102,703 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise or settlement of Company Options, Unvested Company RSUs and Unvested Company RSAs held by such individuals. If our Directors and executive officers and their affiliates were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, our Directors and executive officers and their affiliates would receive an aggregate of $8,010,834 in cash, without interest, less any required withholding taxes. For a description of the treatment of Company Options, Unvested Company RSUs and Unvested Company RSAs held by our Directors and executive officers, see below under the heading “—Merger Agreement—Effect of the Merger on Equity Awards” beginning on page 5.

The following table sets forth, as of June 19, 2014, the cash consideration that each of our executive officers and Directors and their affiliates would be entitled to receive in respect of outstanding Shares beneficially owned by him, her or it (excluding Shares underlying Company Options, Unvested Company RSUs and Unvested Company RSAs, which are reflected in the tables below under “—Merger Agreement—Effect of the Merger on Equity Awards” beginning on page 5), assuming such individual and his or her affiliates were to tender all of his, her or its outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares held	Consideration payable in respect of Shares
Executive Officers
Rick D. Hess	15,893	$1,239,654
William W. Boecke	19,666	$1,533,948
Susan DiCecco	—	$—
Bryan Goldstein	—	$—
Gorkem Guven	15,538	$1,211,964
William D. Hannabach	4,509	$351,702
Gregory Henderson	—	$—
Jason M. Lynch	564	$43,992
Michael McCullar	—	$—
Antonio Visconti	—	$—
Larry Ward	—	$—
Non-Employee Directors
Gregory R. Beecher	2,447	$190,866
Ernest L. Godshalk	8,188	$638,664
Adrienne M. Markham	11,042	$861,276
Brian P. McAloon	8,169	$637,182
Stephen Sanghi	2,029	$158,262
Franklin Weigold	14,658	$1,143,324

Merger Agreement

Effect of the Merger on Equity Awards

Stock Options. Pursuant to the terms of the Merger Agreement and subject to the consent of the applicable option holder, each Company Option outstanding immediately prior to the Effective Time will be canceled, with the holder thereof becoming entitled to receive, in full satisfaction of his or her rights with respect thereto, an amount in cash equal to (a) the excess of (1) the Offer Price over (2) the exercise price per share of Common Stock subject to such Company Option, multiplied by (b) the number of Shares subject to such Company Option immediately prior to the Effective Time.

As of June 19, 2014, Mr. Hess held vested Company Options to purchase 5,000 Shares at an exercise price of $17.00 per share granted under our 2005 Stock Incentive Plan (the “2005 Plan”). As a result, in connection with the Merger, Mr. Hess will be entitled to receive $305,000, net of any applicable taxes, in consideration of the Company Options held by him. Payment for the Company Options will be made following the Effective Time in accordance with our payroll practices. None of our other Directors or executive officers hold Company Options.

Restricted Stock Units. Pursuant to the terms of the Merger Agreement, each Vested Company RSU outstanding immediately prior to the Effective Time (after taking into account any acceleration of vesting as of immediately prior to the Effective Time) will be canceled, with the holder thereof becoming entitled to receive, in full satisfaction of his or her rights with respect thereto, an amount in cash equal to the product of (a) the number of Shares subject to such Vested Company RSU immediately prior to the Effective Time and (b) the Offer Price. Each Unvested Company RSU outstanding immediately prior to the Effective Time will be canceled, with the holder thereof becoming entitled to receive, in full satisfaction of his or her rights with respect thereto, a replacement award denominated in shares of Analog Common Stock or, at the discretion of Analog Devices, in the case of holders of Unvested Company RSUs who are based outside of the United States or who would otherwise receive a replacement award for less than 500 shares of Analog Common Stock, a cash award in an amount equal to the product of (a) the number of Shares subject to such cancelled Unvested Company RSU and (b) the Offer Price. The number of shares of Analog Common Stock that will be subject to a replacement award issued in consideration of a cancelled Unvested Company RSU will be equal to the product of the Equity Award

Ratio multiplied by the number of Shares subject to the cancelled Unvested Company RSU. The number of Shares subject to any cancelled Unvested Company RSU that prior to its cancellation would have vested, in whole in or in part, based on any condition other than the continued employment of its holder, will be deemed to be equal to 100% of the Shares at the target award level under the cancelled Unvested Company RSU. Analog Devices will cause the replacement restricted stock unit awards to vest as follows:

•	Any replacement restricted stock unit award issued in exchange for a cancelled Unvested Company RSU that prior to its cancellation would have vested based solely on the continued employment of its holder will vest in accordance with the vesting schedule that would have been in effect if the cancelled Unvested Company RSU had not been cancelled; and

•	Any replacement restricted stock unit award that is issued in exchange for a cancelled Unvested Company RSU that prior to its cancellation would have vested, in whole in or in part, based on any condition other than the continued employment of its holder will vest in accordance with the vesting schedule that would have been in effect under the cancelled Unvested Company RSU as of immediately after the effective time if the cancelled Unvested Company RSU were not cancelled, treating the performance condition as having been satisfied at the target level.

As of June 19, 2014, our Directors and executive officers held an aggregate 126,052 Unvested Company RSUs granted under the 2005 Plan. Certain of these Unvested Company RSUs are subject to contractual provisions that will cause them to immediately vest upon the completion of the Offer, as follows:

•	an aggregate 14,298 Unvested Company RSUs held by Directors will vest upon the completion of the Offer; and

•	6,299 Unvested Company RSUs held by Mr. Hess will vest upon the completion of the Offer, pursuant to the Third Amendment to Employment Agreement.

The table below sets forth information regarding the Unvested Company RSUs held by each of our Directors and executive officers as of June 19, 2014 and assumes that the Effective Time will occur on July 22, 2014.

Name	Number of Shares underlying Unvested Company RSUs held	Number of Unvested Company RSUs that will vest upon completion of the Offer		Consideration payable in respect of Unvested Company RSUs that will vest upon completion of the Offer		Replacement restricted stock unit awards issued in respect of Unvested Company RSUs that will not vest upon completion of the Offer (1)
Executive Officers
Rick D. Hess	62,468	6,299	(2)	$491,322	(2)	79,760
William W. Boecke	6,580	—		—		9,344
Susan DiCecco	1,640	—		—		2,329
Bryan Goldstein	4,930	—		—		7,001
Gorkem Guven	10,716	—		—		15,217
William D. Hannabach	4,930	—		—		7,001
Gregory Henderson	2,470	—		—		3,508
Jason M. Lynch	6,450	—		—		9,159
Michael McCullar	5,000	—		—		7,100
Antonio Visconti	4,930	—		—		7,001
Larry Ward	1,640	—		—		2,329
Non-Employee Directors
Gregory R. Beecher	2,309	2,309		$180,102		—
Ernest L. Godshalk	2,309	2,309		$180,102		—
Adrienne M. Markham	2,309	2,309		$180,102		—
Brian P. McAloon	2,309	2,309		$180,102		—
Stephen Sanghi	2,309	2,309		$180,102		—
Franklin Weigold	2,753	2,753		$214,734		—

(1)	Assumes that the average closing price per share of the Analog Common Stock on the Nasdaq Global Select Market for the five consecutive trading days ending on the Closing Date of the Merger is $54.93, which was the closing price per share of Analog Common Stock on the Nasdaq Global Select Market on June 19, 2014.
(2)	Pursuant to the terms of the Third Amendment to Employment Agreement, the vesting of a restricted stock unit award initially granted to Mr. Hess on April 1, 2013 will be partially accelerated upon the closing of the Offer. See “—Arrangements with Rick Hess” beginning on page 8.

Restricted Stock Awards. Each Unvested Company RSA outstanding immediately prior to the Effective Time (after taking into account any acceleration of vesting as of immediately prior to the Effective Time) will be canceled, with the holder thereof becoming entitled to receive, in full satisfaction of his or her rights with respect thereto, a replacement award denominated in shares of Analog Common Stock or, at the discretion of Analog Devices, in the case of holders of Unvested Company RSAs who are based outside of the United States or who would otherwise receive a replacement award for less than 500 shares of Analog Common Stock, a cash award in an amount equal to the product of (a) the number of Shares subject to such cancelled Unvested Company RSA and (b) the Offer Price. The number of shares of Analog Common Stock that will be subject to a replacement award issued in consideration of a cancelled Unvested Company RSA will be equal to the product of the Equity Award Ratio multiplied by the number of Shares subject to the cancelled Unvested Company RSA. Each replacement restricted stock award will vest in accordance with the vesting schedule that would have been in effect under the cancelled Unvested Company RSA in exchange for which it was granted as of immediately after the Effective Time if the cancelled Unvested Company RSA were not cancelled.

As of June 19, 2014, our executive officers held an aggregate 110,643 Unvested Company RSAs granted under the 2005 Plan. Restricted stock awards outstanding under the 2005 Plan that were granted to our executive officers prior to July 2011 vest over a five-year period, with one-third of the Shares vesting on the third anniversary of the date of grant and the balance of the Shares vesting on the fifth anniversary of the date of grant. These awards provide that in the event of a change in control of the Company, the vesting schedule of the award will be modified to provide for linear, monthly vesting, such that the number of Shares that are vested will be equal to the number of Shares that would have been vested as of the date of the change in control if the vesting schedule of the award had originally provided for vesting in 60 equal monthly installments. As of June 19, 2014, none of our Directors held Unvested Company RSAs.

The table below sets forth information regarding the Unvested Company RSAs held by each of our executive officers as of June 19, 2014, and assumes that the Effective Time will occur on July 22, 2014.

Name	Number of Unvested Company RSAs held	Number of Unvested Company RSAs that will vest upon completion of the Offer	Consideration payable in respect of Unvested Company RSAs that will vest upon completion of the Offer	Replacement RSAs to be issued in respect of Unvested Company RSAs that will not vest upon completion of the Offer (1)
Rick D. Hess	—	—	—	—
William W. Boecke	33,902	19,507	$1,521,546	20,441
Susan DiCecco	4,000	—	—	5,680
Bryan Goldstein	8,876	5,008	$390,624	5,493
Gorkem Guven	11,183	7,647	$596,466	5,022
Willam D. Hannabach	27,455	14,306	$1,115,868	18,672
Gregory Henderson	5,000	—	—	7,100
Jason M. Lynch	6,203	3,218	$251,004	4,239
Michael McCullar	—	—	—	—
Antonio Visconti	8,024	—	—	11,394
Larry Ward	6,000	—	—	8,520

(1)	Assumes that the average closing price per share of the Analog Common Stock on the Nasdaq Global Select Market for the five consecutive trading days ending on the Closing Date of the Merger is $54.93, which was the closing price per share of Analog Common Stock on the Nasdaq Global Select Market on June 19, 2014.

Continuing Employees

The Merger Agreement provides that, for a period of one year following the Effective Time, Analog Devices will, or will cause the Surviving Corporation to, provide to each of our U.S.-based employees (including any U.S.-based employees of any of our subsidiaries) as of the Effective Time (each, a “U.S. Continuing Employee”) annual base salary and base wages and cash incentive compensation opportunities that are, in the aggregate, no lower than those in effect as of the Effective Time. In addition, until December 31, 2014, Analog Devices will, or will cause the Surviving Corporation to, provide to each U.S. Continuing Employee employee benefits, other than equity compensation, that are no less favorable in the aggregate than the employee benefits provided to the U.S. Continuing Employees immediately prior to the Effective Time.

The Merger Agreement also provides that, to the extent permitted under its employee benefits plans, from and after the Effective Time, Analog Devices will, or will cause the Surviving Corporation to, recognize the prior service with us or our subsidiaries of each of our employees (including any employees of any of our subsidiaries) as of the Effective Time (each, a “Continuing Employee”) in connection with all of our employee benefit plans or the employee benefit plans of Analog Devices in which any Continuing Employee participates following the Effective Time, for purposes of eligibility, vesting and level of benefits (but not to the extent that such recognition would result in duplication of benefits). Each Continuing Employee will be immediately eligible to participate, without any waiting time, in any and all of Analog Devices’ employee benefit plans to the extent coverage under those plans is replacing comparable coverage under one or more of our employee benefit plans in which the Continuing Employee participated immediately before the Effective Time. To the extent permitted under the terms of its employee benefits plans, from and after the Effective Time, Analog Devices will, or will cause the Surviving Corporation to, use its commercially reasonable efforts to cause any pre-existing conditions or limitations and eligibility waiting periods under any group health, dental, or vision plans of Analog Devices to be waived with respect to U.S. Continuing Employees and their eligible dependents. If we terminate our 401(k) plan prior to the Effective Time at the request of Analog Devices, each U.S. Continuing Employee will be eligible to participate after the Effective Time in Analog Devices’ 401(k) Plan. Analog Devices will permit each U.S. Continuing Employee who has an outstanding loan under our 401(k) plan to roll over that loan into an account under Analog Devices’ 401(k) plan, if and to the extent not prohibited under the participant’s loan agreement or our loan procedures.

The Merger Agreement further provides that any U.S. Continuing Employee (other than one who has severance protection under an individual employment, severance, or retention agreement) whose employment is terminated by Analog Devices or the Surviving Corporation within one year (or such longer period as Analog Devices determines) after the Effective Time will receive severance pay equal to the greater of (i) eight weeks of base salary or wages or (ii) two weeks of base salary or wages for each year of service, with credit for service both before and after the Effective Time, subject to compliance with any requirements to provide a release. Continuing Employees employed outside the United States will receive severance, if and when applicable, in accordance with any applicable plans covering them or as otherwise provided by applicable law.

The Merger Agreement provides that the benefits provisions described above do not amend any employee benefit plan or provide employees, any beneficiary or dependent thereof, or any other person not a party to the Merger Agreement, with any rights to assert any claim against Analog Devices, the Surviving Corporation or their respective affiliates under the provisions thereof.

Arrangements with Rick Hess

In March 2013 and in connection with his appointment as our Chief Executive Officer, we entered into the Original Employment Agreement with Mr. Hess, which was subsequently amended in August 2013 and April 2014. The Original Employment Agreement provided, among other things, that:

•	Mr. Hess would receive a salary at the rate of $420,000 per year, subject to annual review by the compensation committee of our Board of Directors;

•	we would grant to Mr. Hess a retention award the (“Retention Award”) in the form of a restricted stock unit that will vest, provided that he remains employed by us, on the fourth anniversary of the date of grant, with the number of Shares to be issued, if any, subject to performance conditions relating to the relative total shareholder return (the “TSR”) of the Common Stock over the four-year vesting period, in comparison to the TSRs of a group of comparable companies;

•	we would grant to Mr. Hess a time-vested restricted stock unit, vesting in four equal annual installments, providing for the issuance to him, upon vesting in full, of a number of Shares having a value on the date of grant equal to $1.5 million; and

•	Mr. Hess would be entitled to receive severance payments, including an amount equal to one year’s salary, an amount in lieu of bonus equal to the greater of (i) one times the amount of his target cash incentive bonus or (ii) his actual bonus for the fiscal year prior to his termination, and continuation for up to one year of certain employment benefits, in the event that his employment is terminated by us, other than for Misconduct (as defined in the Original Employment Agreement), or is terminated by him for Good Reason (as defined in the Original Employment Agreement), during the twelve-month period following a change in control with respect to us.

The completion of the Offer will constitute a change in control for purposes of the Original Employment Agreement.

On June 9, 2014 and in connection with our entry into the Merger Agreement, we and Mr. Hess entered into the Third Amendment to Employment Agreement. Pursuant to the terms of the Third Amendment to Employment Agreement and contingent upon Purchaser’s acceptance for payment of the Shares pursuant to the Offer, payments received by Mr. Hess pursuant to the Original Employment Agreement in connection with a Change of Control (as that term is defined in the Original Employment Agreement) will not be subject to reduction (other than for applicable tax withholdings) in the event that any such payments would be subject to excise tax imposed under Section 4999 of the U.S. Internal Revenue Code, as amended, and the vesting schedule of the Retention Award referred to in the Original Employment Agreement was modified to, among other things, cancel the element of the Retention Award under which Mr. Hess might have received more than 100% of the target Shares based on corporate performance, eliminate the performance condition to its vesting at the target Share level and provide for time-based vesting over a period of four years, with 25% of the award accelerated to vest immediately before the Merger (resulting in a cash payment of $491,322) and an additional 25% of the award vesting on each of the second, third and fourth anniversaries of the original date of grant. After taking into account such changes, the unvested portion of the Retention Award will be treated as a cancelled Unvested Company RSU (as described above under “—Merger Agreement—Effect of the Merger Agreement on Equity Awards—Restricted Stock Units” beginning on page 5).

Also on June 9, 2014 and in connection with the execution of the Merger Agreement, Analog Devices entered into with Mr. Hess the Fourth Amendment to Employment Agreement, which will become effective as of the Effective Time and pursuant to which (i) Mr. Hess’ protection period for severance and the acceleration of vesting of equity awards granted by us prior to the Merger (and any replacement awards (as described above under “—Merger Agreement—Effect of the Merger Agreement on Equity Awards—Restricted Stock Units” beginning on page 5)) will be extended indefinitely from 12 months post-closing to such date as Analog Devices and Mr. Hess otherwise agree, (ii) following consummation of the Merger, Mr. Hess will be the Vice President, RF Group of Analog Devices, (iii) Mr. Hess’ annualized base salary will be $500,000, with a target bonus of 100% of base salary under a performance-based cash incentive program to be agreed upon by Analog Devices and Mr. Hess, (iv) Mr. Hess will cease to accrue future incentives under our existing cash-bashed incentive plan, and the goals will be treated as achieved at target, and (v) Mr. Hess will be eligible to receive discretionary grants of equity compensation. Consistent with his pre-amendment severance protection with respect to the canceled portions of the Retention Award referred to in the Original Employment Agreement above the target level, Mr. Hess will receive a replacement grant from Analog Devices consisting of $491,264 in cash (payable shortly after the Effective Time) and restricted stock units for Analog Common Stock valued initially at $1,473,791 on the date of grant, vesting in equal installments on April 1 of each of 2015, 2016 and 2017, assuming either continued employment to such date or acceleration as provided in the Original Employment Agreement. Under the Fourth Amendment to Employment Agreement, Mr. Hess has agreed not to treat his change in position from our chief executive officer in connection with the Merger as Good Reason for seeking severance and to clarify the application of the Good Reason relating to compensation reductions. He also confirmed the continued effect of the noncompetition and other restrictive covenants to which he is bound and agreed that they would also restrict his competing with Analog Devices after the Merger. The parties agreed that he could resign at or after the second anniversary of the Effective Time and receive the severance and acceleration benefits at that time and that he would receive severance and equity acceleration protection before such date for his other existing Good Reasons, if applicable, and before and after such date for his employer’s termination of his employment other than for Misconduct.

The foregoing summary of the Original Employment Agreement, the Third Amendment to the Employment Agreement and the Fourth Amendment to the Employment Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Original Employment Agreement, the Third Amendment to the Employment Agreement and the Fourth Amendment to the Employment Agreement, copies of which are included as Exhibits (e)(7), (e)(8), (e)(9), (e)(10) and (e)(11) to this Schedule 14D-9 and the terms of which are incorporated herein by reference.

Arrangements with Executive Officers other than Mr. Hess

In April 2014, we entered into change in control retention agreements (the “Change in Control Agreements”) with each of our executive officers other than Mr. Hess that provide them with severance benefits if either of the following occurs (each, a “Severance Trigger Event”):

•	within 12 months after a change in control, we terminate the executive’s employment for a reason other than “cause” (as defined in the agreement) or the employee’s death or disability; or

•	the executive terminates his or her employment following an event that occurs within 12 months after a change in control and that constitutes “constructive termination” of his or her employment.

The completion of the Offer will constitute a change in control for purposes of the Change in Control Agreements.

The Change in Control Agreements provide for the following benefits upon the occurrence of a Severance Trigger Event:

•	payment of an amount equal to one times the executive’s annual base salary;

•	payment of an amount in lieu of bonus equal to the product of the executive’s target cash incentive bonus for the year in which termination of employment occurs, multiplied by the sum of 1.0 plus a fraction equal to the quotient of the number of days during such year in which he or she was employed by us, divided by 365; and

•	continuation for up to one year of our payment of the portion of COBRA premiums that is equivalent to what we pay for continuing executives’ coverage.

In addition, the Change in Control Agreements provide that upon the occurrence of a Severance Trigger Event that occurs within twelve months following a change in control, the remaining unvested portion of any stock option, restricted stock award, restricted stock unit or other compensatory stock-based award then held by the executive will be accelerated such that all such awards are fully vested. In the case of any award the vesting of which is contingent in whole or in part upon the attainment of any company or market performance condition that has not yet been satisfied, that condition will be deemed to have been satisfied as of the date of termination at the level that would result in vesting of 100% of the number of Shares stated as the target award.

The foregoing summary of the Change in Control Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of the Change in Control Agreements, a copy of which is included as Exhibit (e)(14) to this Schedule 14D-9 and the terms of which are incorporated herein by reference.

In the Offer to Purchase, Analog Devices disclosed that it has also advised each of the following individuals that it intends to grant to each such individual restricted stock units valued initially at $200,000 that will vest in thirds on each anniversary of the date of grant (assuming continued employment): Bryan Goldstein, our Vice President, Modules & Space Business Unit, Gorkem Guven, our Vice President, Mixed Signal Business Unit, Gregory Henderson, our Vice President, RF Microwave Business Unit, and Michael McCullar, our Vice President, Quality Assurance.

Named Executive Officer Golden Parachute Compensation

If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change in control” under the terms of the Post-Merger Employment Agreement and the Change in Control Agreements. The table below describes the estimated potential payments (i) to each of the Company’s named executive officers as a result of the consummation of the Offer and the Merger, (ii) to each of the named executive officers as the result of the occurrence of a Severance Trigger Event following the Effective

Time and (iii) to Mr. Hess as the result of the termination of his employment following the Effective Time by the Company without cause or by Mr. Hess for Good Reason. In each case, the amounts shown do not include (i) the Offer Price payable with respect to Shares held by the named executive officer or (ii) the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms on or prior to the initial expiration date of the Offer, absent the triggering event. For purposes of calculating the potential payments set forth in the table below, we have assumed that the initial expiration date of the Offer, the Effective Time of the Merger and the date of termination will occur on July 22, 2014. The amounts shown in the table with respect to payments upon the termination of a named executive officer’s employment are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination. and are not reduced for the effect of any parachute tax cutbacks.

Name and Triggering Event	Cash ($)		Equity ($)		Perquisites/ Benefits ($) (1)	Total
Rick D. Hess, President and Chief Executive Officer
Consummation of the Offer and the Merger	$743,264	(2)	$491,322	(3)	$—	$1,234,586
Termination of employment following the Effective Time by the Company without cause or by Mr. Hess for good reason	$1,000,000	(4)	$5,855,024	(5)	$23,547	$6,878,571
William W. Boecke, Chief Financial Officer
Consummation of the Offer and the Merger	$—		$1,521,546	(6)	$—	$1,521,546
Occurrence of a Severance Trigger Event	$549,427	(7)	$1,636,050	(8)	$23,547	$2,209,024
Doug Hyun (Thomas) Hwang, Vice President of Sales, Asia Pacific
Consummation of the Offer and the Merger	$—		$598,572	(6)	$—	$—
Occurrence of a Severance Trigger Event (9)	$—		$—		$—	$—
Willam D. Hannabach, Vice President of Global Operations
Consummation of the Offer and the Merger	$—		$1,115,868	(6)	$—	$1,115,868
Occurrence of a Severance Trigger Event	$434,496	(7)	$1,410,162	(8)	$23,547	$1,868,205
Antonio Visconti, Vice President
Consummation of the Offer and the Merger	$—		$—		$—	$—
Occurrence of a Severance Trigger Event	$426,222	(7)	$1,010,412	(8)	$1,761	$1,438,395
Stephen G. Daly, Former President and Chief Executive Officer (10)	$—		$—		$—	$—
Norman G. Hildreth, Former Vice President (10)	$—		$—		$—	$—

(1)	Represents the cost of continuation for up to one year of our payment of the portion of COBRA premiums that is equivalent to what we pay for continuing executives’ coverage.
(2)	Represents a lump sum payment equal to the sum of (i) a $252,000 payment in respect of the termination of Mr. Hess’s cash-based incentive grant with us and (ii) a $491,264 cash grant to Mr. Hess following the Effective Time pursuant to the Post-Merger Employment Agreement. See “—Arrangements with Rick Hess” beginning on page 8.
(3)	Represents the value of the acceleration of 6,299 Unvested Company RSUs upon the consummation of the Offer. See “—Arrangements with Rick Hess” beginning on page 8.
(4)	Represents a lump sum payment equal to the sum of (i) Mr. Hess’s base annual salary following the Effective Time of $500,000 and (ii) Mr. Hess’ target bonus amount for 2014 following the Effective Time of $500,000. See “—Arrangements with Rick Hess” beginning on page 8.
(5)	Represents the value of (i) the acceleration of vesting of replacement awards issued in consideration of the cancellation of 56,169 Unvested Company RSUs upon the consummation of the Merger plus (ii) the value of the acceleration of awards to be issued to Mr. Hess at the Effective Time pursuant to the Post-Merger Employment Agreement. See “—Arrangements with Rick Hess” beginning on page 8.

(6)	Represents the value of the acceleration of vesting upon the completion of the Offer of certain Unvested Company RSAs held by Messrs. Boecke and Hannabach, as follows:

Name	Number of Unvested Company RSAs held	Number of Unvested Company RSAs that will vest upon completion of the Offer	Consideration payable in respect of Unvested Company RSAs that will vest upon completion of the Offer
William W. Boecke	33,902	19,507	$1,521,546
Willam D. Hannabach	27,455	14,306	$1,115,868

(7)	Represents a lump sum payment equal to the sum of (i) the executive officer’s monthly base salary multiplied by twelve and (ii) the executive officer’s target bonus amount for 2014 multiplied by the sum of 1.0 plus a fraction equal to the quotient of 203, the number of days in 2014 up to and including July 23, divided by 365. The base salary and target bonus for 2014 for each of Messrs. Boecke, Hannabach and Visconti is as follows:

Name	Salary ($)	Target Bonus for 2014 ($)
William W. Boecke	$309,000)	$154,500
Willam D. Hannabach	$267,800	$107,120
Antonio Visconti	$262,700	$105,080

(8)	Represents the value of the acceleration of vesting awards denominated in shares of Analog Common Stock to be issued at the Effective Time in replacement of cancelled Unvested Company RSUs and cancelled Unvested Company RSAs, as follows:

Name	Unvested Company RSUs for which replacement awards will be issued (#)	Value of Acceleration of replacement awards issued in consideration of cancellation of Unvested Company RSUs ($)	Unvested Company RSAs for which replacement awards will be issued (#)	Value of Acceleration of replacement awards issued in consideration of cancellation of Unvested Company RSAs ($)
William W. Boecke	6,580	$513,240	14,395	$1,122,810
Willam D. Hannabach	4,930	$384,540	13,149	$1,025,622
Antonio Visconti	4,930	$384,540	8,024	$625,872

(9)	Mr. Hwang ceased to be an executive officer of the Company in October 2013. Mr. Hwang remains and employed by us, but is not party to a Change in Control Agreement or other severance arrangement.
(10)	This named executive officer ceased to be an employee of the Company in 2013 and is not party to any arrangement with us or Analog Devices concerning the payment of any type of compensation in connection with the Offer or the Merger.

Director Compensation

Each of our non-employee Directors receives equity-based compensation in the form of awards under the 2005 Plan, and also receives cash fees as follows:

•	each non-employee Director receives an annual cash fee in the amount of $40,000;

•	our chairman receives an additional cash fee in the amount of $50,000;

•	the chairperson of each committee of our Board of Directors receives an additional annual cash fee as follows: audit committee chair, $20,000; compensation committee chair, $20,000; and nominating and corporate governance committee chair, $20,000; and

•	each other member of a committee of our Board of Directors receives an additional annual cash fee of $8,000 for each committee on which such Director serves.

The cash fees described above are paid quarterly in arrears. Non-employee Directors are also reimbursed upon request for travel and other out-of-pocket expenses incurred in connection with their attendance at meetings of our Board of Directors and of committees on which they serve.

Each non-employee Director who is first elected to our Board of Directors, or who is elected to an additional one-year term at any annual meeting of stockholders, receives upon such election a restricted stock award or, beginning in 2014, a restricted stock unit, for a number of Shares, fixed on the date of grant, that has a fair market value on the date of grant equal to $130,000. In addition, our chairman receives annually, immediately following our annual meeting of stockholders, a restricted stock award or, beginning in 2014, a restricted stock unit, for a number of Shares having a value on the date of grant equal to $25,000. Each such award vests on the earlier of the first anniversary of the date of grant or the date of the next annual meeting of stockholders.

Please see the section above entitled “Effect of the Merger on Equity Awards” beginning on page 5 for more information on the treatment of equity held by Directors in the Merger.

Resignation of Directors

Concurrently with our entry into the Merger Agreement, each of our Directors tendered his or her resignation as a Director of the Company, conditioned upon and effective as of the Effective Time.

Director and Officer Indemnification and Insurance

Section 102(b)(7) of the DGCL allows a corporation to eliminate or limit the personal liability of Directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for any breach of the director’s duty of loyalty to the corporation or its stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, the payment of an unlawful dividend or an unlawful purchase or redemption of the corporation’s stock, or any transaction from which the director derived an improper personal benefit. We have included in our amended and restated certificate of incorporation (as heretofore amended, the “Charter”) a provision to limit or eliminate the personal liability of our Directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended.

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. We have included in our amended and restated bylaws (as heretofore amended, the “Bylaws”) provisions that require the Company to indemnify our Directors, officers and certain other persons to the fullest extent permitted under Delaware law. In addition, we are required to advance expenses incurred in connection with any such proceeding upon a receipt of an undertaking by or on behalf of such Director, officer or other person to repay such amount if it shall ultimately be determined that such Director, officer or other person is not entitled to be indemnified by us.

Pursuant to authorization by our Board of Directors, we have entered into indemnification agreements (“Indemnification Agreements”) with our Directors. These Indemnification Agreements may require us, among other things, to indemnify our Directors against liabilities that may arise by reason of their status or activities as Directors, other than liabilities arising on account of conduct that constitutes a breach of such person’s duty of loyalty to us or our stockholders or is an act or omission not in good faith or which involves intentional misconduct or a knowing violation of the law. The Indemnification Agreements also may require us to advance any expenses incurred by the Directors as a result of any proceeding against them as to which they could be indemnified.

The Merger Agreement provides for indemnification and insurance rights in favor of our current and former Directors and officers, who we refer to as “indemnitees.” Specifically, Analog Devices and Purchaser have agreed that all rights to indemnification, exculpation and advancement of expenses in favor of indemnitees as provided in the Charter or Bylaws or under any agreement listed on the disclosure schedule we provided to Analog Devices with respect to all matters occurring prior to or at the Effective Time will survive the closing of the Offer and the Merger and will continue in full force and effect for a period of six years.

Analog Devices and Purchaser are required to cause the Surviving Corporation to maintain in effect for a period of six years after the Effective Time, in respect of acts or omissions occurring prior to or at the Effective Time, policies of directors’ and officers’ liability insurance covering the persons currently covered by our existing directors’ and officers’ liability insurance policies in an amount and scope at least as favorable as our policies existing on the date of the Merger Agreement; however, neither Analog Devices nor the Surviving Corporation will be required to pay an aggregate annual premium for such insurance policies in excess of 250% of the annual premium paid by us for coverage for our last full fiscal year for such insurance. In lieu of the foregoing, Analog Devices or the Surviving Corporation may purchase a six-year “tail” prepaid policy on the directors’ and officers’ liability insurance policies on terms and conditions no less favorable than the directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (with the maximum aggregate annual premium for such insurance policies for any such year not to be in excess of the maximum aggregate annual premium contemplated by the preceding sentence).

The foregoing summary of the Indemnification Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of Indemnification Agreement, a copy of which is included as Exhibit (e)(15) to this Schedule 14D-9 and the terms of which are incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

Recommendation of our Board

On June 8, 2014, after careful consideration, our Board of Directors unanimously (a) adopted, approved and declared the advisability of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the Offer, the Merger and the other transactions contemplated by the Merger Agreement, collectively, the “Transactions”), (b) declared that it is in the best interests of us and of our stockholders that we enter into the Merger Agreement and consummate the Transactions and that our stockholders tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (c) declared that the terms of the Offer and the Merger are fair to us and to our stockholders and (d) resolved to recommend that our stockholders accept the Offer and tender their Shares pursuant to the Offer. The Boards of Directors of Analog and Purchaser have each approved the Transactions.

Accordingly, and for other reasons described in more detail below, our Board of Directors hereby unanimously recommends that our stockholders accept the Offer and tender their Shares pursuant to the Offer.

A copy of the letter to our stockholders, dated June 23, 2014, communicating our Board’s recommendation, is attached to this Schedule 14D-9 as Annex A. A copy of a press release issued by Analog Devices and us, dated June 9, 2014, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(1)(F) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer; Reasons for the Recommendation of our Board.

Background of the Offer and Merger

Our Board of Directors and management periodically review and assess our long-term strategy and objectives and developments in the markets in which we operate. Over the past several years, we have considered a diverse range of strategic alternatives with a view to increasing stockholder value, including potential opportunities for business combinations, acquisitions, return of capital to our stockholders through a dividend or stock buyback and other strategic alternatives.

In early 2011, our senior management received an unsolicited proposal from Company A, for a potential business combination involving an all-stock, no-premium merger of equals between us and Company A. In response to this proposal, we engaged Deutsche Bank Securities, Inc. (“Deutsche Bank”), as financial advisor. Between May 2011 and November 2011, our Board undertook a broad review of our strategic plan and alternatives and considered a range of options, including the proposed merger of equals with Company A, the acquisition by us of Company A and divestiture of the portion of its business that was not attractive to us, acquisition by us of another semiconductor company, which might include a foundry, exploration of other possible acquirers for our company, and modifying our product and market strategy, including by accelerating our entry into the silicon market.

In November 2011, our Board concluded that a combination with Company A was not in the best interest of our stockholders, and determined that, of the available alternatives, it would be preferable to continue to execute on our strategic plan as an independent company.

Between 2011 and continuing to the present, our management continued to explore and report to the Board on potential acquisition opportunities for us. This period was marked by a prolonged downturn in the semiconductor industry generally, which extended into 2013. Our revenue growth slowed significantly, amounting to only 0.1% in 2012 and 3.6% in 2013. In addition, in response to competitive pressure, increased research and development costs and other operating expenses and other factors, our gross margins and operating profitability deteriorated in comparison to their historical levels, declining from 74.4% and 48.8%, respectively, in 2010 to 71.1% and 39.3%, respectively, in 2013.

On April 1, 2013, Rick D. Hess succeeded Steven G. Daly as our Chief Executive Officer.

On September 19, 2013, our senior management presented to our Board of Directors its annual review of management’s strategic plan. This was the first annual strategic planning meeting led by Mr. Hess. In the September 2013 strategic review meeting, management presented its base plan for the five-year period 2014 through 2018. They also described a competitive environment characterized by intensifying competition, requirements to deliver more complex and highly integrated products and increased pressure on our gross and operating margins. Management’s base plan contemplated growth in revenue from $300 million in 2014 to $470 million in 2018, representing a compound annual growth rate (“CAGR”) of approximately 12% over that period, with gross margins of 70%, near the low end of our historical range, while operating margins recovered gradually to 43% as a result of revenue that was projected to grow more rapidly than operating expenses in the later years.

On October 14, 2013, Vincent T. Roche, the President and Chief Executive Officer of Analog Devices, invited Mr. Hess to meet for lunch. During that introductory meeting, the two chief executive officers discussed in general terms how the two companies might work together. No specific proposals were made, and no commitments were made to hold any follow-up discussions.

In late October 2013, we implemented a significant reorganization of our business operations and senior management with the objective of aligning our business to better match our customers and markets and creating an organization that can better scale as we grow. We also added four senior executives to our management team in the third and fourth quarters of 2013 and the first quarter of 2014.

On October 21, 2013, our common stock closed at $66.22, representing its 52-week high and a level not seen since our all-time high of $67.04 on February 17, 2011. This coincided with a sharp increase in the stock prices of other companies in the semiconductor industry generally, as reflected in the Philadelphia Stock Exchange Semiconductor Sector index (the “SOX”) that we use as the comparator for our performance-based stock awards. This trend continued into the second quarter of 2014 for the companies included in the SOX generally, while our stock price declined to as low as $54.88, before closing at $60.56 on June 6, 2014, the last trading day preceding the announcement of the merger agreement. Between October 21, 2013 and June 6, 2014, the SOX increased by 21.5%.

On November 13, 2013, Mr. Roche called Mr. Hess and informed him that a relationship with Hittite might be of interest to Analog Devices. They discussed a range of ways in which the two companies might work together, ranging from engaging in cooperative marketing efforts on one end of the spectrum to a potential acquisition of Hittite by Analog Devices at the other end of the spectrum. No specific terms were proposed or discussed. Messrs. Roche and Hess discussed the possibility of meeting later that week with their respective chief financial officers to continue discussions.

On November 14, 2013, our Board of Directors held a regularly scheduled meeting. At this meeting, management provided an updated forecast for the fourth quarter of 2013, noting that revenue was expected to be flat sequentially and that it was unlikely that the goal of $300 million in revenue for 2013 that had been set in the annual operating plan (the “AOP”) would be met. In this meeting, the Directors noted their disappointment that we would have failed to meet management’s stated goal of achieving $300 million in revenue for several consecutive years. Management also presented its AOP for 2014, which called for revenue of $290 million, a year-over-year increase of 6%, consistent with expected growth in the semiconductor industry generally, and gross and operating margins for the year of 71.8% and 40.4%, respectively.

At the November 14, 2013 meeting, Mr. Hess also reported on his lunch meeting and call with Mr. Roche, including Mr. Roche’s suggestion of a further meeting. The Board of Directors authorized Mr. Hess and William W. Boecke, our Chief Financial Officer, to meet with Mr. Roche and David A. Zinsner, Analog Devices’ Vice President, Finance and Chief Financial Officer, to learn more about Mr. Roche’s overture, with the understanding that the Hittite representatives would provide no material non-public information to Analog Devices. The Chairman of our Board of Directors, Franklin Weigold, and our Director Brian P. McAloon, each of whom our Board was aware had formerly been employed by Analog Devices, provided their perspectives on Analog Devices’ possible reasons for its interest in us.

On November 15, 2013, Messrs. Hess and Boecke met with Messrs. Roche and Zinsner to discuss the two companies’ respective businesses. In the course of that meeting, Mr. Roche stated that Analog Devices had a potential interest in an acquisition of us. Mr. Hess explained that we were not currently seeking a sale transaction, but Mr. Hess agreed that he would report any acquisition proposal to our Board of Directors. At this meeting, Messrs. Hess and Boecke did not provide any material non-public information to the representatives of Analog Devices.

On November 16, 2013, Mr. Hess briefed our Board of Directors by email on the previous day’s meeting. He stated that Mr. Roche had made no specific proposal.

On December 6, 2013, on a regular Board update call, Mr. Hess reported that implementation of the new corporate organization was progressing well. He warned the Directors that as a result of unexpected shifts in product mix, it seemed likely that gross margins in the fourth quarter would be significantly lower than forecast in the 2013 AOP. He reported that he had not heard from Analog Devices since the November 15, 2013 meeting.

On December 17, 2013, Mr. Roche called Mr. McAloon, one of our directors and a former vice president of Analog Devices until 2008. As former colleagues, Mr. Roche and Mr. McAloon speak periodically on a wide range of topics. As part of this conversation, Mr. Roche made a general statement that Analog Devices might have an interest in acquiring Hittite. No specific terms or proposals were discussed, and no material non-public information concerning us was provided by Mr. McAloon to Mr. Roche.

On December 20, 2013, Mr. Roche called Mr. Hess and indicated a desire to conduct preliminary due diligence on us so that Analog Devices could gain a better understanding of our business. Mr. Roche proposed that we and Analog Devices enter into a confidentiality agreement and thereafter schedule a meeting with senior executives from both companies to discuss our business, products and markets. Mr. Roche explained that following that meeting he and other members of management would discuss with the Analog Devices board of directors the possibility of making an acquisition proposal.

On December 22, 2013, Mr. Roche sent to Mr. Hess an initial draft of a confidentiality and standstill agreement.

On December 24, 2013, Mr. Hess provided our Board of Directors with an update by email on our fourth quarter results. He stated that revenue was expected to come in at the high end of guidance, due in large part to greater than expected growth in our cellular infrastructure business, but that our projected gross margin would be significantly lower than previously expected, in the range of 66% to 68%, at or below the bottom of our historical range and well below recent quarters, and that our operating margin would be in the range of 36% to 38%, below our historical range. He stated that adverse changes in product mix and increased operating expenses would likely continue to affect our profitability in 2014. Mr. Hess also reported to the Board on Mr. Roche’s December 20, 2013 call, and his proposal that a non-disclosure agreement be entered into pursuant to which a further high level discussion could take place. He said that no competitively sensitive information would be provided until there was a clearer understanding of Analog Devices’ intentions.

Between January 7, 2014 and January 14, 2014, representatives of Analog Devices and us negotiated the terms of a confidentiality and standstill agreement, which was executed on January 14, 2014.

On January 15, 2014, our Board of Directors met to discuss potential methods of returning capital to our stockholders, a topic that had been discussed by the Board on a number of previous occasions in light of our strong balance sheet and historical free cash flows. The Board discussed the need to maintain a prudent cash balance sufficient to support the execution of our strategic plan, and discussed an analysis prepared by Deutsche Bank, at management’s request, of dividend practices in the semiconductor industry. Management presented its recommendation to initiate a quarterly cash dividend of $0.15 per share, and the Directors discussed the respective merits of a regular dividend, a special one-time dividend and share repurchases as vehicles to return capital to stockholders.

On January 30, 2014, Messrs. Hess and Boecke, along with Michael Koechlin, our Chief Technology Officer, and Antonio Visconti, our Vice President of Marketing, met with Mr. Zinsner, along with Michael Britchfield, Vice President, Industrial and Instrumentation, Martin Cotter, Vice President, Communications Infrastructure, John Cowles, Electrical Design Engineering Manager, William Martin, Vice President of Mergers & Acquisitions and Treasurer, and Peter Real, Vice President, High Speed Products and Technology of Analog Devices. Our representatives presented an overview of our business, and responded to questions relating to our growth prospects, markets, products and customers. A wide ranging discussion took place of the two companies’ respective businesses, products, markets and growth prospects, the strategic rationale for a possible combination between them, and the potential financial model of a combined company. No material non-public information was exchanged at this meeting.

On February 5, 2014, our Board of Directors held its regular quarterly call to prepare for our quarterly earnings call. On this call, in which all of the Directors participated, the Board also decided to implement a regular quarterly cash dividend in the amount of $0.15 per share, and declared a dividend in that amount, payable on March 27, 2014 to holders of record of our common stock on March 4, 2014.

On February 6, 2014, we issued our earnings release for the fourth quarter of 2014 and held our normal quarterly earnings call.

On February 19, 2014, our Board of Directors held a regularly scheduled meeting. Mr. Hess reported on the January 30, 2014 meeting, stating that after that meeting the representatives of Analog Devices had told him to expect to hear back during the week of February 17, but that he had heard nothing since that meeting. Mr. McAloon added that Mr. Roche had invited him to dinner that evening. A discussion of possible responses to the Analog Devices overture then followed. Mr. Hess stated that he was confident that the new corporate organization was making progress and that we could meet or exceed the revenue target in the AOP for 2014 presented to the Board at the November 14, 2013 meeting, but noted that margins and profitability will be a challenge both in the near and longer term. He said that in 2015 and 2016, he expected that we would get back to more substantial growth, with the cellular infrastructure market as the driver. After a discussion of our strategy and prospects, the consensus of the Directors was that we were not for sale at this time and that it would require a formal proposal at an attractive price to warrant any further action with respect to the Analog Devices overture.

On February 19, 2014, Mr. Roche met Mr. McAloon for dinner and discussed a broad range of topics. During this dinner, Mr. Roche expressed Analog Devices’ possible interest in exploring an acquisition of us, subject to further due diligence and further discussions with the Analog Devices board of directors. No specific proposal or terms were discussed. Mr. McAloon was not authorized to, and did not, convey any response on behalf of our Board of Directors to Mr. Roche’s expression of interest in an acquisition of us.

On March 13, 2014, Mr. Roche called Mr. Hess who was traveling overseas, and they agreed to speak upon Mr. Hess’ return. On March 15, 2014, Mr. Roche telephoned Mr. Hess to inform him that a written proposal would be forthcoming from Analog Devices, and later that day Mr. Hess received a letter from Analog Devices proposing to acquire us for cash in the amount of $74.00 per share. That price represented a premium of 22% over the closing price of our common stock on March 14, 2014. Mr. Hess promptly informed the other Directors of the Analog Devices proposal by e-mail.

On March 18, 2014 our Board of Directors met by telephone to discuss the Analog Devices proposal. A representative of Foley Hoag LLP, our outside counsel, reviewed with the Directors their fiduciary duties under Delaware law in considering a sale of control such as proposed by Analog Devices. The Board considered whether to engage a financial advisor to assist in its consideration of the Analog Devices proposal and any alternatives thereto and in carrying out its fiduciary duties, and concluded that this would be advisable. Messrs. Hess and Boecke stated that it was their recommendation that the Board consider engaging Deutsche Bank as its financial advisor. They described the firm’s reputation and qualifications and noted that Deutsche Bank had also advised the Board in connection with its consideration of a combination with Company A in 2011 and other matters and was familiar with our industry and business. The Board authorized management to enter into negotiations with Deutsche Bank with regard to its possible engagement as financial advisor to the Board.

Mr. Hess then commented on our business, noting that he expected revenue for the quarter to come in at the high end of guidance and consistent with the 2014 AOP, and that we had received a substantial production order from Boeing, but commented that much of the order uptake in the quarter had been for cellular business related to the LTE roll-out in China, and that because this is relatively low-margin business, it will continue to put pressure on our gross margins. He also reported that the situation at our subsidiary in Norway is unstable, and that this will adversely affect our efforts to develop a data converter business as part of our cellular integration strategy. He said that management would present its assessment and recommendations regarding our cellular infrastructure market strategy, including the proposed acquisition of certain assets from Company B, referred to herein as Project B, at a subsequent meeting. The Directors authorized Mr. Hess to communicate to Analog Devices that the Board had received its proposal, was in the process of engaging a financial advisor and would consider the proposal and respond in due course. The Directors scheduled a meeting on March 27, 2014, at which time the Board could receive advice from its financial and legal advisors and consider further what steps, if any, to take in response to the Analog Devices proposal.

Between March 18, 2014 and March 27, 2014 we and Deutsche Bank negotiated the terms of an engagement letter.

On March 20, 2014, Messrs. Hess and Roche spoke by telephone, and Mr. Hess reported that he had provided the non-binding offer to our Board and would contact Mr. Roche to discuss possible next steps after the Board had a chance to review and consider the offer.

On March 27, 2014, our Board of Directors met to consider the Analog Devices offer. Representatives of Foley Hoag were present at the meeting and reviewed with the Directors their fiduciary duties under Delaware law in connection with the consideration of a proposal to acquire us in a change of control transaction. Mr. Hess presented a brief summary of the opportunities and challenges that we face, stating that the biggest threat to the strategic plan continued to be vigorous competition from diverse sources in all of our markets. He also noted that it will be more difficult for us to maintain the high profitability that has contributed to our exceptional price to earnings (“P/E”) ratio and market value, particularly as cellular grows to become a dominant driver of our revenue growth. Representatives of Deutsche Bank were invited to join the meeting and presented an overview of Analog Devices and Deutsche Bank’s view of Analog Devices’ likely strategic rationale for a transaction with us. They explained that they were familiar with Analog Devices and its business as a result of Deutsche Bank, including members of the team proposed for our engagement, having represented Analog Devices in its sale of its MEMS microphone business in 2013. They described this past assignment and their limited other work for Analog Devices and stated that they did not regularly represent Analog Devices and had no current expectation or prospect of doing so. The Directors discussed these issues, and the potential advantages and disadvantages, from the standpoint of our stockholders, of Deutsche Bank’s relationship with Analog Devices.

The representatives of Deutsche Bank then reviewed the semiconductor market environment and recent semiconductor M&A precedents, our recent historical stock performance and our recent historical financial performance in relation to that of selected high performance analog companies (the “Analog Comp Set”) and a number of other selected RF companies (the “RF Comp Set”). They noted that over the past three years, our next twelve months (“NTM”), P/E multiple has substantially exceeded that of both the Analog Comp Set and the RF Comp Set, though they also noted that the premium of our multiple over the Analog Comp Set had declined in recent years as we experienced slower growth compared to earlier points in our company history.

Mr. Hess explained that two sets of five-year projections had been prepared by management and given to Deutsche Bank for use in their analysis. The higher management case was consistent with the five-year base plan previously shared with the Board in connection with the September strategic review meeting, with the gross and operating margins lowered slightly in light of our historical experience in the two most recent quarters and the negative impact on margins of disproportionate growth in our cellular infrastructure business, which, as defined below under “—Projected Financial Information” beginning on page 41, we refer to as the Management Base Case. The second case was a more conservative, “downside” projection, reflecting growth at a rate more consistent with analysts’ expectations for the industry, and gross margins consistent with those experienced in our two most recent quarters, which, as defined below under “—Projected Financial Information” beginning on page 41, we refer to as the Management Downside Case.

The representatives of Deutsche Bank presented a preliminary analysis of the standalone value of our company, using various valuation approaches including public company comparables, precedent transactions and discounted cash flow (“DCF”) analyses, to derive a range of valuations. Regarding the DCF analysis, they said that using the Management Downside Case yields a range of per share values lower than $74.00, while using the Management Base Case yields a higher range of values, some significantly above $74. The Board considered that to assess the reliability of these valuations, it would need to make a judgment as to its level of confidence in the Management Base Case, which requires that we achieve a CAGR of 12% over the next five years, and consistently higher profitability levels than we were currently attaining or had recently attained.

Next, the representatives of Deutsche Bank discussed the potential for an alternative growth strategy involving one or more significant acquisitions by us. They discussed a range of potential targets, most of which had been considered by management and the Board as potential targets in the past, noting that all the potentially available acquisition targets had weaker financial performance, and trade at much lower P/E multiples than we do, making it likely that any such acquisition would be dilutive to our margins and result in the market assigning the combined company trading multiples significantly lower than that at which we currently are valued. The Board considered that these factors made it unlikely that such a transaction would result in a future stock price for us superior to that proposed by Analog Devices. The Board discussed the fact that we have never made an acquisition of significant scale, and that doing so would entail substantial execution and integration risk, and would also likely require us to incur substantial debt.

The Board also discussed various other alternatives for creating stockholder value, such as a large one-time dividend or stock buy-back program, noting that they had recently considered and rejected these alternatives in connection with the Board’s recent decision to initiate a regular quarterly dividend. The representatives of Deutsche Bank commented that a number of large semiconductor companies had tried similar strategies a few years ago, and that in general these transactions had failed to create sustained stockholder value, while levering the companies’ balance sheets and limiting their future flexibility.

The Board then discussed how to respond to the Analog Devices proposal, and whether and how to conduct outreach to other potential buyers. The Directors indicated their belief that there was a small universe of parties that would have a strategic rationale for and interest in acquiring us and the financial capability to execute the transaction and would be willing and able to act quickly, in a time frame that would not risk losing the Analog Devices bid, and discussed several such potential buyers. The representatives of Deutsche Bank commented that over the years, a number of companies have expressed to Deutsche Bank respect for our business model and possible interest in us, but have viewed our high valuation as an obstacle. The Board noted that, other than the 2011 overture from Company A, we have never received a formal or informal proposal from any other company for a sale of control or other business combination. After discussion with the representatives of Deutsche Bank, and based on their advice, the Board concluded that given our high valuation and P/E multiple, no private equity sponsor or other financial buyer would be interested in bidding at a level competitive with the Analog Devices proposal.

At the conclusion of their discussion, the Directors agreed that the $74.00 offered by Analog Devices was inadequate and that we were not for sale at that price, but that since the proposal appeared to be serious, and given Analog Devices’ apparent level of motivation and financial capability, further exploration to see whether a higher offer could be forthcoming from Analog Devices or from another party would be in the interest of our stockholders. They discussed whether to engage Deutsche Bank as the Board’s financial advisor. They considered the qualifications of the Deutsche Bank team, their prior relationship with us and their knowledge of our business and industry, and discussed whether they would be able to act independently given their recently completed assignment for Analog Devices. The Directors concluded, after considering all these factors, that it would be advisable to engage Deutsche Bank, and authorized management, on behalf of the Board, to finalize an engagement letter with Deutsche Bank.

The Board also directed management to communicate to Analog Devices that the $74 offer was not acceptable and failed to recognize the potential value of our company. They suggested that management offer to provide Analog Devices with additional high-level information, including 5-year projections, with a view to encouraging Analog Devices to increase its offer. The Directors discussed whether to conduct a market check or reach out to other potentially interested parties at that time, and concluded that we were not for sale at the price offered by Analog Devices, and that the Analog Devices offer was not sufficient to warrant the risk entailed in contacting other parties. The Directors discussed whether there was a price at which they would enter discussions to sell our company. A variety of views were expressed, and no formal consensus on this topic was reached or sought at this time.

On March 28, 2014, we executed an engagement letter with Deutsche Bank setting forth the terms of their engagement as our financial advisor.

On March 31, 2014, Mr. Hess called Mr. Roche and communicated to him that we were not for sale at $74, but that he was authorized to meet with representatives of Analog Devices and share more detailed information on our growth prospects with the expectation that it would enable Analog Devices to materially increase its offer.

On April 1, 2014, Mr. Roche called Mr. Hess to schedule a meeting at which we could provide additional information relevant to our valuation.

On or about April 4, 2014, we entered into change of control agreements with each of our executive officers other than Mr. Hess, and also amended Mr. Hess’ employment agreement with us, which was originally entered into in March 2013. The change in control agreements, and Mr. Hess’ employment agreement, provide for severance benefits, including the acceleration of unvested stock awards, if the officer’s employment by us is involuntarily terminated, other than for cause or misconduct, or voluntarily terminated under circumstances that constitute constructive termination, within 12 months after a change in control of our company. The change in control agreements, which had been under active consideration by the Compensation Committee of our Board for over three years, were entered into because the Committee considered that it was in the best interest of our stockholders that our executive team be able to evaluate objectively whether a potential change in control transaction, whether proposed by Analog Devices or by another potential bidder, was advantageous to us and our stockholders, and that it was important that their services be retained during consideration by our Board of the potential change in control transaction. Each of these agreements, including Mr. Hess’ employment agreement as originally entered into in March 2013, included a so-called “280G cutback clause” that limited the amount of severance benefits to be received to an amount that would not trigger the excise tax and loss of tax deductibility provided for by Section 280G of the Internal Revenue Code.

On April 10, 2014, Messrs. Hess, Boecke and Visconti met with Messrs. Roche, Zinsner, Cotter, Martin, Real and Britchfield. Representatives of Deutsche Bank and of Credit Suisse, Analog Devices’ financial advisor, were also in attendance. During the meeting, the Hittite representatives discussed our growth plans and reviewed with the representatives of Analog Devices a set of revised five-year projections through 2018 prepared by our management. The revised projections (which, as defined below under “—Projected Financial Information” beginning on page 41, we refer to as the Management Upside Case) were consistent in most respects with management’s most recent updated forecast for 2014 and for years 2015 through 2018, and reflected management’s estimate of the performance we could achieve on a “best case” basis, assuming favorable economic and market conditions and successful execution of our strategic plan without unanticipated difficulties. These projections assumed revenue growth at a 14% CAGR over the five year period, in contrast to the lower revenue growth in the Management Base Case.

On April 17, 2014, our Board of Directors met to discuss our cellular infrastructure market strategy and the status of Project B. Mr. Hess reported that to maintain our long-term competitive position in the cellular infrastructure market, management considers it necessary for us to be able to offer highly integrated products addressing more of the signal chain, which will require that we strengthen our position in data converters. He stated that the management team’s view is that completion of Project B is critical to this effort, but that there are significant risks and obstacles to achieving this goal. Mr. Hess also provided an update on our results for the first quarter. He stated that revenue for the quarter of approximately $70.6 million was higher than expected, with the uptick mostly in cellular and microwave orders, and that we had also received a Boeing production order for $24 million, to be shipped over the next 18 months. However, gross margin at 67.4% was only slightly improved over the fourth quarter. He added that we were meeting capacity constraints in test and in wafer supply from certain foundries that supply some of our high running cellular parts, and resistance from certain customers to acceptance of parts that we have translated to new processes as a result of the discontinuation by one of our principal foundry suppliers of its foundry relationship with us.

On April 18, 2014, Mr. Roche called Mr. Hess, and informed him that Analog Devices was willing to increase its offer to $75.50 per share, while noting that Analog Devices’ valuation assumptions had not changed as a result of the April 10 meeting and that Analog Devices was stretching in making this offer. Mr. Hess promptly informed the other Directors of the revised Analog Devices proposal by e-mail.

On April 22, 2014, our Board of Directors met to discuss the revised Analog Devices proposal. Representatives of Foley Hoag and Deutsche Bank also participated in the meeting. The Board discussed the valuation environment in the semiconductor industry, and the representatives of Deutsche Bank noted that companies in the Analog Comp Set previously discussed with the Board were up 34% over last year, with P/E multiples near their recent highs, averaging 20x NTM EPS, and that our stock price, at $60.65, was at a 26x multiple, significantly higher than any of the companies in the Analog Comp Set. They presented an analysis of the revised proposal, stating that it represents an implied 2014 P/E multiple for us that would be among the highest NTM P/E multiples paid in the last 10 years for an all-cash acquisition of a public target over $1 billion in the semiconductor sector. They presented analyses of the $75.50 offer in relation to comparable trading multiples of CY14 EV/revenue and P/E for selected peer companies, noting that at the offer price, our implied multiples are superior to almost all of them. Of recent semiconductor transactions reviewed, only Broadcom’s 2011 acquisition of NetLogic was transacted at a higher implied NTM P/E multiple. They noted that M&A premiums tend to be lower in transactions where the target’s unaffected stock price was within 10% of its 52-week high, as was the case for us, with the average spot premium being 19%, and the average premium to the target’s 52-week high being 13%, respectively, in the 80 transactions they surveyed. The premium represented by the $75.50 offer compared favorably to this data, at 24% and 14%, respectively. They presented an analysis of the present value of our potential future stock price, using various revenue growth and profitability scenarios, including the Management Base Case presented to the Board at the March 27, 2014 meeting, and at various forward P/E multiples based on the comparables, using an 11% discount rate equal to our estimated cost of equity, and noted that all the implied present values were below the $75.50 offer. They also discussed the DCF analyses presented at the March 27, 2014 meeting based on the Management Downside Case and the Management Base Case, which yielded values ranging from $71.11 to $87.83 per share. They commented that the DCF analysis is highly sensitive to the revenue growth rate assumptions, and noted that a number of favorable conditions must be met to yield a midpoint of the DCF value that is superior to the current Analog Devices proposal of $75.50, including sustained organic revenue growth of at least 11% per year for the next 5 years, substantially higher than the 3.9% rate at which it has grown in the last four years. The Board considered that this assumption was subject to considerable risk given the cyclicality of our industry, and that the greater likelihood was that there would be one or more periods of slower or flat growth during the five-year period, as in the last three years, which would make achievement of a five-year CAGR of 11% or greater challenging. Deutsche Bank also noted that nearly 80% of the enterprise value calculated in the DCF analysis was attributable to the terminal value, further emphasizing the sensitivity of the analysis to future forecasts.

The Directors discussed possible responses to the revised Analog Devices offer, and also discussed whether to reach out to other potentially interested parties. The representative of Foley Hoag discussed with the Directors their fiduciary duties in connection with a possible sale of control of our Company. The representatives of Deutsche Bank said that Analog Devices and its financial advisor Credit Suisse had stated that their increased $75.50 offer was at or very near their limit. The representatives of Deutsche Bank stated that if the $75.50 offer were in a range that the Board would be prepared to consider, they would recommend that at this point we also contact other parties who might be willing to make a competitive offer.

An extended discussion of the potential outreach parties followed. The representatives of Deutsche Bank stated that in their view, there were many companies that would have a strategic interest in acquiring the Company, but only a small number with the financial capability and inclination to do a transaction of this size and at a valuation competitive with the high multiples implied by the Analog Devices offer. Deutsche Bank, management and the Board of Directors discussed 14 possible strategic acquirers of our company. All the potential outreach parties considered were operating companies in the semiconductor industry, as our Board believed it highly unlikely that a private equity firm or other financial buyer would be prepared to submit a competitive bid, or bid at all, at our high valuation. Of the companies discussed, the Board considered Companies D, E and F, three semiconductor companies considerably larger than ourselves, as the candidates most likely and able to act. The Board considered the remaining companies significantly less likely prospects, either because the strategic fit was less compelling or because they had a limited history of significant acquisitions, were unlikely to pay a premium price, or were unlikely for operational or financial reasons to be able to execute a transaction at this time. The Board also considered whether to approach Company A given its 2011 interest in a merger of equals transaction with us, but concluded, in light of Company A’s financial position and its recent announcement that it would merge with Company G, that an acquisition of us by Company A was not a realistic possibility at this time. The representatives of Deutsche Bank presented a brief financial analysis of each company, reviewed their recent M&A histories, and discussed Deutsche Bank’s past interactions with each. The Board discussed the potential outreach parties and the risks and benefits of outreach to them. The Board considered it important to balance the likelihood of obtaining an actionable competitive bid with the risk of significant damage to our competitive position if word were to leak that we were considering a sale, the risk of disruption of our business, and the danger of delaying the process and losing the Analog Devices bid.

The Directors agreed that the $75.50 offered by Analog Devices was high enough that further negotiation to see whether a higher offer could be forthcoming would be in the best interest of our stockholders. They considered that the Deutsche Bank analysis comparing the $75.50 offer to various benchmarks supports a conclusion that the offer is in a range that would be attractive to our stockholders. The Board considered that countering with too high a price, or responding that the $75.50 is unacceptable without providing some type of price guidance, would carry a significant risk of causing Analog Devices to disengage. The consensus of the Directors was also that it was unlikely that Analog Devices would be willing to increase its offer by anything approaching another $5.00, and that for the Company to attain a standalone valuation that would justify a price of $80.00 or more would not only require five years of near-perfect execution, but would also require semiconductor multiples to remain at present levels, our stock price to maintain its significant multiple premium, interest rates to remain low, and other favorable economic conditions beyond our control.

Mr. Hess stated that there was significant risk in the Management Base Case, that experience suggests it is unlikely that we will enjoy five years of uninterrupted 11-12% organic growth, and that the cellular market in particular presents both significant opportunities and significant risks. He added that Project B in particular will be difficult to complete and to integrate. He stated that his biggest concern related to the Company’s gross margins and profitability, particularly to the extent that future growth is driven by the cellular market, and said that if margins do not recover from their current levels, our premium multiple could regress to something closer to the industry norm.

The Directors concluded, after considering all these factors, that it would be advisable to respond to Analog Devices’ revised proposal with a counteroffer of $78.00, and that it would be in the best interest of our stockholders to sell the company in an all cash transaction if that price could be obtained. They also concluded that we should avoid entering into exclusivity with Analog Devices, and that Deutsche Bank should be instructed to contact Companies D, E and F as soon as possible and seek to ascertain their interest in making a bid to acquire us.

On April 23, 2014, the representatives of Deutsche Bank contacted representatives of each of Companies D, E and F to ascertain those companies’ interest in exploring a possible acquisition of our company.

On April 25, 2014, Mr. Hess sent an e-mail to Mr. Roche who was traveling outside the U.S., noting that our Board had considered the revised proposal and suggesting that representatives of Credit Suisse and Deutsche Bank meet in Mr. Roche’s absence to further discuss the revised proposal.

On April 25, 2014, a senior executive of Company D informed representatives of Deutsche Bank that Company D was aware of us and has tracked our performance on a regular basis, but was skeptical that Company D would be willing to bid given our high valuation multiple. He indicated that he would review the opportunity with other members of Company D’s senior management team.

On April 27, 2014, representatives of Deutsche Bank spoke by telephone to representatives of Credit Suisse and informed them that our Board would not accept the revised offer of $75.50, but in an effort to continue the dialogue had authorized Deutsche Bank to send some additional materials regarding our business and value and to follow up with further discussions among the financial advisors.

On April 27, 2014, Company F announced that it had entered into a definitive agreement with respect to a significant acquisition of a business focused on products for the cellular handset market, a market in which we have little participation, leading us to believe that Company F was unlikely to be interested in exploring a business combination with us.

On April 29, 2014, a senior executive of Company E informed representatives of Deutsche Bank that, while Company E viewed our valuation as very high, they saw some strategic merit to a possible acquisition and wanted to explore it further.

Between April 29, 2014 and May 5, 2014, we negotiated a nondisclosure and standstill agreement with Company E. This agreement was on substantially the same terms as the nondisclosure and standstill agreement we had earlier entered into with Analog Devices. Both such agreements included a clause whereby the standstill covenants in the agreement would cease to apply in the event that we entered into a definitive agreement to be acquired by a third party, or if a third party commenced a tender offer or took other specified actions with a view to a possible acquisition of us.

On April 29, 2014, Deutsche Bank sent a presentation to Credit Suisse reiterating that the $75.50 price was insufficient, identifying certain revenue and cost synergies they expected to be available and suggesting that $78.00 per share was the minimum amount that our Board would consider sufficient to continue discussions regarding a potential transaction. Thereafter a representative of Deutsche Bank telephoned Mr. Zinsner and reiterated the points made in the presentation and confirmed our Board’s view that a price of at least $78.00 per share was required to continue discussions.

On April 30, 2014, Company D notified representatives of Deutsche Bank that Company D was not interested in pursuing a transaction with us, citing our high valuation and the resulting inability to meet Company D’s required return thresholds.

On the same day, Company F notified the representatives of Deutsche Bank that Company F was not interested in pursuing an acquisition of us, citing our high valuation and limited opportunities for synergies.

Also on April 30, 2014, Mr. Roche telephoned Mr. Hess and informed him that Analog Devices would be willing to increase its offer to $76.50 per share. Mr. Hess stated that this price was unacceptable. After further discussion, Mr. Roche stated that Analog Devices might be willing to meet our price of $78.00 per share, but at that price, Analog Devices would expect to receive exclusivity. Mr. Hess responded that he thought it unlikely that our Board would accede to this request, but he agreed to convey it to the Board, and stated that we would work with Analog Devices to move quickly toward a definitive agreement. Mr. Roche indicated that he would report to the Analog Devices board the position of our Board, and Mr. Hess indicated that he would confirm with our Board that $78.00 per share would be an acceptable price to continue discussions.

On May 1, 2014, our Board of Directors met by telephone to discuss the potentially increased Analog Devices offer and request for exclusivity. Representatives of Foley Hoag and Deutsche Bank participated in this meeting. Mr. Hess reported on his conversation with Mr. Roche. The representatives of Deutsche Bank reported on the status of their outreach to Companies D, E and F. They stated that Companies D and F have declined to participate in further discussions, and noted that the feedback received from all three companies had been consistent in that all three had been following us and were familiar with our business and viewed us favorably, and all three indicated that our current high valuation compared to our industry peers posed a significant barrier to a transaction with us. They stated that after internal review, Company E has decided to undertake a preliminary review and that a meeting with senior management under NDA has been scheduled for May 5, 2014.

The Directors asked how fast Company E would be able to move, and discussed the risk that delay in the process, or refusal to grant exclusivity to Analog Devices as requested, might jeopardize the Analog Devices bid. The representatives of Deutsche Bank stated that Analog Devices seems convinced of the strategic rationale, but indicated their belief that Analog Devices would not offer a price higher than $78.00 in the absence of a competitive dynamic. The Directors discussed the group of potential strategic acquirers previously discussed to whom they had not reached out. The Board considered that these companies were substantially less promising than the three to which outreach had already been made, due to factors that included, to varying degrees, their known price sensitivity, a less evident strategic rationale for a deal with us, questionable financial capability to do a transaction of this size, distraction by internal issues and lack of bandwidth due to integration of recent acquisitions. The representatives of Deutsche Bank said that of these companies, Company H, a semiconductor company considerably larger than we are, stood above the others in terms of its financial capability to make an acquisition of a company our size, the strategic rationale for an acquisition of us and a business model that is consistent with ours. They noted that Company H historically has not pursued acquisitions, but that our company is one that they might regard as a unique opportunity. The Board discussed the desirability of obtaining a competitive bid in light of the responses of the companies already contacted, and the countervailing consideration that broadening the outreach carries with it increased risk of leaks and disruption of our business and requires the sharing of sensitive information with a wider circle of competitors. They agreed that reaching out to low-probability prospects was not prudent in light of these risks.

Following this discussion, the Board determined that we should not accede to the Analog Devices request for exclusivity, but that management should communicate to Analog Devices that we are prepared to work with Analog Devices toward completing due diligence and negotiating a definitive agreement as quickly as possible at a price of $78.00 per share. They agreed that management should also seek to move Company E along in its due diligence as quickly as possible, with a view to obtaining a higher offer. They also decided that our outreach should be expanded to include Company H, which should be approached by Deutsche Bank as soon as possible in the same manner as the other three companies.

On May 1, 2014, we completed our acquisition of the assets and business of Keragis Corporation for approximately $11 million. Our Board concluded that this transaction did not materially affect the standalone value of our company because it was not expected to contribute materially to our results of operations in the next several years.

On May 1, 2014, representatives of Deutsche Bank contacted a senior executive of Company H to ascertain Company H’s willingness to explore an acquisition of us. The executive stated that Company H does not normally do large M&A, but that he would review the situation with other members of Company H’s senior executive team.

On May 2, 2014, Mr. Roche called Mr. Hess and indicated that the Analog Devices board had authorized an increase of its offer to $78.00 per share, and Mr. Hess confirmed that the Hittite board was prepared to continue discussions at that price. Mr Hess stated that we would not accede to the Analog Devices request for exclusivity, but that we were prepared to work with Analog Devices toward completing due diligence and negotiating a definitive agreement as quickly as possible. Later that day, Mr. Zinsner called Mr. Boecke to discuss commencement of a formal due diligence process.

On May 5, 2014, Messrs. Hess and Boecke, along with representatives of Deutsche Bank, met with members of senior management of Company E. They provided a presentation to Company E concerning our business and prospects that was substantially identical to the one that had been made to Analog Devices on April 10, 2014, and included the same Management Upside Case as had been provided to Analog Devices.

On May 6, 2014, Company H notified the representatives of Deutsche Bank that after further internal review, Company H was not interested in pursuing an acquisition of us, citing their limited historical M&A activity, our high valuation multiples and the magnitude of the potential acquisition.

On May 7, 2014, Mr. Roche sent to Mr. Hess a written non-binding offer by Analog Devices to acquire us for $78.00 per share in cash.

On May 7, 2014, Company E notified the representatives of Deutsche Bank that Company E was not interested in pursuing an acquisition of us, citing our high valuation and, based on the information provided in the May 5 meeting, limited opportunities for revenue and operating expense synergies.

On May 9, 2014, we opened an electronic data room to representatives of Analog Devices and their advisors, and between May 9 and June 8, 2014, representatives of Analog Devices and of Credit Suisse and Analog Devices’ counsel, Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”), continued their due diligence review of us, which included various in-person and telephonic due diligence sessions and documentary due diligence.

On May 14, 2014, we held our annual meeting of stockholders and a regular meeting of the Board of Directors. Mr. Hess presented an update on the second quarter and forecast for the year, noting that demand is improving in the second quarter, and that the current forecast for the year is to hit $300 million in revenue, in excess of the AOP target of $290 million, and consistent with the Management Base Case previously reviewed by the Board. He added that gross margins are recovering slightly, but that operating margins are not. Mr. Hess reported to the Board on the results of outreach to Company E and Company H and on the progress of due diligence with Analog Devices. The Board discussed whether our improved revenue forecast for 2014 should cause the Board to reconsider its conclusion that a sale of the company at $78.00 is in the best interest of our stockholders. After discussion, they agreed that it should not, considering the significant longer-term challenges we face and the fact that this near-term top line improvement, which is consistent with the Management Base Case for 2014, does not change the Board’s assessment of our longer term prospects. Mr. Hess also reported on the status of Project B, stating that management’s assessment of the execution risk and cost associated with the project has increased. He said that in the near term, the project could reduce our EPS by $0.09 per share, with a significant potential impact on our stock price. He added that it was not clear what Analog Devices’ attitude toward Project B would be and that this cannot be explored due to our contractual nondisclosure obligations. The Board directed management to continue to proceed cautiously with the exploration of Project B.

On May 17 and May 20, 2014, representatives of Analog Devices, Credit Suisse, Hittite and Deutsche Bank participated in two all day, in-person due diligence meetings.

On May 21, 2014, WilmerHale provided to Foley Hoag a draft of the definitive merger agreement, and between May 21, 2014 and June 8, 2014, representatives of Hittite, Analog Devices and their respective counsel and financial advisors negotiated the terms of the definitive merger agreement. The material terms negotiated included the term and expiration of the Offer (including the obligation of Analog Devices to extend the Offer at our request if the closing conditions were not met), the scope of certain representations and warranties and pre-closing covenants by us, the conditions under which we would be able to solicit alternative proposals and to respond to unsolicited proposals, the treatment of outstanding equity awards under the Hittite stock plans in the merger, the circumstances under which the parties could terminate the merger agreement (including in which cases a termination fee may be payable by us), the size of the termination fee and the closing conditions to the Offer (including the related definition of a “material adverse effect”).

On May 23, 2014, a representative of Foley Hoag informed Adrienne Markham, the chairperson of the Compensation Committee of our Board, that in the course of reviewing the representations and warranties in the proposed merger agreement, Foley Hoag had determined that, as a result of the 280G cutback clause in Mr. Hess’ employment agreement, the amount of the severance benefits potentially payable to Mr. Hess in the event of termination of his employment following the closing of the merger would be significantly limited. The effect of the 280G limitation, as subsequently calculated, was that rather than being eligible to receive severance benefits, including the value of stock acceleration, of approximately $8.0 million, as Mr. Hess and the Compensation Committee had expected based on the other terms of his agreement, the benefits he could receive upon termination would be capped at approximately $2.7 million. The magnitude of this limitation, which was due to Mr. Hess having an unexpectedly low 280G base in his first year of employment by us, had not been anticipated by the Committee and was viewed by the Committee as undermining the intended purpose of the change in control provisions in his employment agreement.

On May 28, 2014, our Board of Directors met by telephone to discuss the progress of the transaction and the draft definitive merger agreement and to review the principal open issues. At the conclusion of this meeting, our Compensation Committee met, without Mr. Hess present, to discuss the change in control provisions in his employment agreement. All of our independent directors were present during this discussion. The Compensation Committee authorized Foley Hoag to inform Analog Devices that it was the intention of the Compensation Committee to further amend Mr. Hess’ employment agreement, effective at the closing of the merger, to delete the 280G cutback clause. This information was conveyed by Foley Hoag to WilmerHale on May 29, 2014.

On June 2, 2014, WilmerHale informed Foley Hoag that Analog Devices intended to make an offer of employment to Mr. Hess. Foley Hoag advised WilmerHale that in light of this development, Mr. Hess would recuse himself from the decisions of the Directors on any remaining substantive issues to be resolved in the definitive merger agreement.

On the evening of June 4, 2014, Mr. Roche spoke with Mr. Hess by telephone, and offered him the position of Vice President, RF Group of Analog Devices. Mr. Roche, and subsequently William Matson, Analog Devices’ Vice President of Human Relations, relayed to Mr. Hess the proposed terms of his employment, which included proposed modifications to his existing employment agreement with us, subject to approval by our Compensation Committee, including the modification to eliminate the 280G cutback clause in the agreement, conditioned upon a two-year waiver by Mr. Hess of his right to terminate his employment for good reason following the merger under the change in control provisions of his agreement with us. Mr. Roche indicated to Mr. Hess that he was uncertain that Analog Devices would be willing to proceed with an acquisition of Hittite without Mr. Hess’ acceptance of Analog Devices’ offer of employment to him. See Item 3, “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Our Current Executive Officers and Directors—Arrangements with Rick Hess” beginning on page 8 for more information about this agreement and Mr. Hess’ proposed employment arrangements with Analog Devices.

On June 5, 2014, our Board of Directors met to receive the report of management, Deutsche Bank and Foley Hoag on the progress of the transaction. Also participating were representatives of Morris Nichols Arsht & Tunnell LLP (“Morris Nichols”), special Delaware counsel to the Board of Directors. Representatives of Foley Hoag reviewed the terms of the most recent draft of the merger agreement, including provisions that would enable the Board to consider an unsolicited alternative proposal and reviewed the changes that had been made in the agreement since its initial draft as a result of negotiations between the parties. These included a reduction in the termination fee to be paid by us in certain events from Analog Devices’ original proposal of 5% of our fully diluted equity value to $86.5 million, or 3.5% of our fully diluted equity value. They summarized the other remaining open issues, including a proposal by Analog Devices that the expiration date of the tender offer contemplated by the merger agreement should extend until the later of twenty business days after the commencement of the offer or August 4, 2014. Mr. Hess reported to the Board on Analog Devices’ offer of employment to him, summarized the economic terms of the offer, and stated that it was his intention to accept the offer, subject to negotiation of final agreements, which he said would be carried out between his own counsel and WilmerHale. The representatives of Foley Hoag and Morris Nichols advised the Board of Directors on its fiduciary duties in connection with the proposed transaction under the circumstances.

The Board of Directors, noting that any evaluation of the merger price or of our standalone value was highly sensitive to the long-term projections of our financial performance used for valuation purposes, discussed the various sets of five-year projections that had been provided to the Board described above and under “—Projected Financial Information,” beginning on page 41. Of these projections, the Board considered the most reliable to be the Management Base Case and the Management Downside Case presented at the March 27, 2014 meeting. They considered the Management Upside Case shared with Analog Devices and Company E to represent a “best case” scenario, developed for the purpose of encouraging Analog Devices to provide an increased offer, but that it was not a prudent basis for decision making by the Board. They noted in this connection that long-range projections are inherently less reliable as they extend into the future, and that in the past we have consistently failed to achieve the results predicted for the later years in our long-range forecasts, such that the more optimistic upside scenario was subject to considerable uncertainty.

The representatives of Deutsche Bank described their prior engagement by Analog Devices relating to the 2013 sale of Analog Devices’ MEMS microphone business, summarized their compensation arrangements relating to that transaction, for which they received a fee of approximately $2 million, and may in the future receive additional compensation depending on the achievement by the buyer of the business of certain revenue milestones, and stated that there was no other material relationship between Deutsche Bank and Analog Devices.

The representatives of Deutsche Bank reviewed with the Board their financial analysis of the merger consideration proposed by Analog Devices, including analyses of public comparables, prices paid in comparable strategic combinations, and DCF analyses using the Management Base case, Management Downside Case and Management Upside Case. They also presented an analysis of Analog Devices’ cash position and ability to finance the transaction.

Messrs. Hess and Boecke discussed with the Board our long-term prospects and opportunities as an independent entity, including the prospects for future appreciation in our stock price if management was successful in executing its long-term plans, as well as a number of challenges faced by us that would need to be surmounted to achieve a result for our stockholders superior to that provided by the Analog Devices offer. These challenges included the need to substantially increase our revenue growth rate and the prospect of intensifying competition and resulting price pressure in our markets. The Board considered the risk that even if our revenue growth accelerates, reduced profitability due to declining gross margins and increasing operating expenses may cause compression in our P/E multiple and result in a decline in our stock price. They also considered that we currently lack the data converter solution believed by management to be critical to our long-term competitive position in the cellular infrastructure market, that we have limited experience in developing the highly complex designs required for us to successfully enter the silicon market, which entail significantly larger and more expensive research and development projects than have been required to develop our traditional gallium arsenide products, and that we face significant risks relating to customer acceptance of parts that we have translated to new processes as a result of the discontinuation by one of our principal foundry suppliers of its foundry relationship with us and to our ability to manage the related advance buy inventory.

After an extensive Board discussion of the draft definitive merger agreement and the $78.00 per share offer price, and of the strategic alternative of remaining independent for the foreseeable future, Mr. Hess was excused and the independent Directors met in executive session. After further discussion, the independent Directors unanimously authorized counsel to proceed to finalize the merger agreement with Analog Devices at the price of $78.00 per share, subject to receipt of a fairness opinion from Deutsche Bank and to final approval by the Board, and subject to deletion of the provision for extension of the tender offer period to August 4, 2014, which the Board considered would expose our stockholders to unwarranted consummation risk. Later that day, Analog Devices agreed to delete this provision from the definitive agreement.

On June 5, 2014, representatives of WilmerHale advised representatives of Foley Hoag that, at a special telephonic meeting of the Analog Devices board, attended by representatives of Credit Suisse and WilmerHale, the Analog Devices board voted to authorize the transaction, subject to approval of the definitive merger agreement by a subcommittee of the Analog Devices Board appointed at that meeting.

Between June 5, 2014 and June 8, 2014 representatives of Hittite and Analog Devices and their respective counsel completed the negotiation of the definitive merger agreement and its related disclosure schedules, and Mr. Hess and representatives of Analog Devices, Mr. Hess’ counsel, Feinberg Hanson LLP, and WilmerHale completed the negotiation of his employment arrangements with Analog Devices.

On June 8, 2014, representatives of WilmerHale advised representatives of Foley Hoag that the subcommittee of the Analog Devices board of directors established at its June 5, 2014 meeting met by telephone and approved the definitive Merger Agreement.

On the afternoon of June 8, 2014, our Board of Directors met. The representatives of Foley Hoag reported that the terms of the definitive merger agreement had been finalized consistent with the Board’s direction at the June 5, 2014 meeting, and responded to questions from the Directors. Mr. Hess reported that he had reached agreement with Analog Devices on the terms of his employment, which were consistent with those previously described to the Board. The representatives of Deutsche Bank reviewed financial aspects of the transaction and management and the Directors discussed again the benefits and risks associated with the alternative of remaining an independent company. At the conclusion of this discussion, Deutsche Bank delivered its oral opinion, which was confirmed by delivery of a written opinion dated June 8, 2014, to the effect that, as of the date of such opinion, based upon and subject to the assumptions, limitations, qualifications and conditions set forth in the opinion, the Transaction Consideration to be paid to the holders of our common stock is fair from a financial point of view to such holders.

Mr. Hess was excused and, after further discussion and deliberation, our independent Directors voted unanimously to recommend to the full Board of Directors that the full Board authorize the execution of the merger agreement and recommend that our stockholders accept the tender offer contemplated thereby at the offer price of $78.00 per share. Mr. Hess rejoined the meeting, and, at the recommendation of the independent Directors, the full Board of Directors voted unanimously to adopt, approve and declare the advisability of the Merger Agreement and the Transactions, declare that it is in the best interests of us and our stockholders that we enter into the Merger Agreement and consummate the Transactions and that our stockholders tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, declare that the terms of the Offer and the Merger are fair to us and to our stockholders and resolve to recommend that our stockholders accept the Offer and tender their Shares pursuant to the Offer at the offer price of $78.00 per share. Separately, our Compensation Committee approved the amendment of Mr. Hess’ employment agreement with us in the manner previously described to the Board, contingent upon the closing of the merger.

On June 9, 2014, the amended employment agreement between us and Mr. Hess and the employment agreement between Analog Devices and Mr. Hess were executed and delivered, and subsequently the Merger Agreement was executed and delivered on behalf of each of Analog Devices, the Purchaser and us.

On June 9, 2014, prior to the opening of trading on the Nasdaq Global Market, Analog Devices and we issued a joint press release announcing the merger.

On June 23, 2014, the Purchaser commenced the Offer. During the Offer, we expect to have ongoing contacts with Analog Devices and Purchaser and their respective Directors, officers and stockholders.

Reasons for the Recommendation of our Board of Directors

After careful consideration, our Board of Directors unanimously (a) adopted, approved and declared the advisability of the Merger Agreement and the Transactions, (b) declared that it is in the best interests of us and our stockholders that we enter into the Merger Agreement and consummate the Transactions and that our stockholders tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (c) declared that the terms of the Offer and the Merger are fair to us and to our stockholders and (d) resolved to recommend that our stockholders accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, our Board of Directors unanimously recommends that our stockholders accept the Offer and tender their Shares pursuant to the Offer.

In determining that the entry into the Merger Agreement and the consummation of the Transactions are in the best interests of us and our stockholders, our Board of Directors consulted with our senior management, regarding, among other things, the industry and the markets in which we participate and our competitive position therein, our business and capital plans, our prospects as an independent company and operational matters. Our Board consulted with our financial advisor regarding the financial aspects of the Transactions, as well as the fairness, from a financial point of view, to our stockholders of the consideration to be received by such stockholders pursuant to the Transactions, and with our legal counsel regarding our Board’s fiduciary duties, the terms of the Merger Agreement and related issues. Our Board considered a number of factors, and believed that, taken as a whole, the following material factors supported its determination to approve the Transactions:

•	Our Financial Condition and Prospects. Our Board considered our current and historical financial condition, results of operations, competitive position, business strategy and strategic options, as well as our financial prospects if we were to remain as an independent public company based on management’s strategic plan and financial projections and management’s views as to the likelihood of achieving those projections, taking into account risk of execution, as well as business, competitive, industry and market risks. In this connection, our Board considered, among other things, that:

•	Our revenue growth had slowed significantly, amounting to 0.1% in 2012 and 3.6% in 2013. In addition, in response to competitive pressure, increased research and development and other operating expenses and other factors, our gross margins and operating profitability deteriorated in comparison to their historical levels, declining from 74.4% and 48.8%, respectively, in 2010 to 71.1% and 39.3%, respectively, in 2013, and that our management believed there was a substantial risk that competitive pressures, changes in our product mix and increased operating expenses could continue to depress our profitability;

•	We currently lack the data converter solution believed by management to be critical to our cellular integration strategy and our long-term competitive position in the cellular infrastructure market;

•	Our entry into the market for silicon-based semiconductor products, which we consider important to our future growth prospects, is taking longer than we anticipated, we expect to encounter intense competition in that market from larger companies with more experience in silicon design and greater research and development resources than we possess, and we have limited experience in developing the highly complex designs required by the silicon market, which entail significantly longer and more costly research and development projects than have been required to develop our traditional gallium arsenide products;

•	We face significant risks relating to customer acceptance of parts that we have translated to new processes as a result of the discontinuation by one of our principal foundries of its foundry relationship with us, and to our ability to manage the related advance buy inventory; and

•	Our Board also discussed the benefits to our stockholders of an acquisition of us and considered its belief that, taking into account the risks referred to above and other uncertainties relating to future execution of our strategic plan, the value offered to stockholders pursuant to the proposed Transactions is more favorable to our stockholders than the potential value that could reasonably be expected to have resulted from remaining an independent public company.

•

Cash Consideration; Certainty of Value; Stockholder Liquidity. Our Board noted that the form of consideration to be paid to holders of Shares in the Transactions is all cash which will provide our stockholders with immediate value for their Shares, while avoiding the risk that we will be unsuccessful in executing our long–term business strategy, and while also providing our stockholders with certainty of value for their Shares as compared to consideration payable in stock, in whole or in part, particularly in light of the financial capability of Analog Devices and the absence of a financing condition to the completion of the Transactions.

•	Tender Offer Structure; Speed and Likelihood of Consummation. Our Board considered the fact that the Offer followed by the second-step Merger for the same cash consideration would likely afford holders of Shares the opportunity to obtain the benefits of the transaction more quickly than in a one-step merger transaction. Our Board also considered the availability of Section 251(h) under the DGCL, which would permit Analog Devices and Purchaser to close the Merger without a vote to adopt the Merger Agreement by our stockholders, thereby enabling our stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduce the uncertainty during the pendency of the Transactions).

•	Trading Price of Shares; Premium to Market Price. Our Board considered:

•	The historic trading ranges of the Shares and the potential trading range of the Shares, including the fact that the 52-week high of our common stock, $66.22 on October 21, 2013, coincided with a sharp increase in the stock prices of other companies in the semiconductor industry generally, as reflected in the SOX index; that this trend continued into the second quarter of 2014 for the companies included in the SOX generally, as evidenced by the SOX increasing by 21.5% over this period, while our stock price declined to as low as $54.88, before closing at $60.56 on June 6, 2014, the last trading day preceding the announcement of the merger agreement;

•	The fact that the Offer Price of $78.00 represented an implied 2014 P/E multiple, based on the Management Base Case, of 31.0x, among the highest NTM P/E multiples paid in the last 10 years for an all-cash acquisition of a public target over $1 billion in the semiconductor sector;

•	The fact that our relative valuation premium, measured by the ratio of our NTM P/E multiple to those of other high performance analog companies with which we compete, has declined steadily over the past four years, and the risk that, if our profitability fails to improve, or continues to decline as it has in recent periods, we will experience significant additional multiple compression, which could cause the price of our Shares to fall;

•	The fact that the Offer Price of $78.00 represented a premium of approximately:

•	29% to the closing price of $60.56 per Share as of June 6, 2014, the last trading day before announcement of the merger agreement;

•	33% to the 30-day average closing price of $58.55 per Share during the period of April 25, 2014 to June 6, 2014; and

•	16% to our all-time high of $67.04 per Share on February 17, 2011; and

•	The fact that, after excluding our cash, cash equivalents and marketable securities of $492.4 million at March 31, 2014, or approximately $15.53 per share on a fully diluted basis, the Offer Price represented a premium of 38% to our enterprise value per Share on a fully diluted basis as of June 6, 2014.

•	Outcome of Negotiations. Our Board considered the benefits that we and our advisors were able to obtain as a result of negotiations with Analog Devices. Our Board concluded that the Offer Price provided for in the Merger Agreement reflected the best value that Analog Devices would be willing to provide at such time.

•

Opinion of our Financial Advisors. Our Board considered the opinion of Deutsche Bank, delivered to our Board, that, as of June 8, 2014, based upon and subject to the assumptions, limitations, qualifications and conditions set forth in the opinion, the transaction consideration of $78.00 per share to be paid to the holders of our common stock was fair from a financial point of view to such holders. For more information about the Deutsche Bank opinion as of June 8, 2014, see “—Opinion of our Financial Advisor” beginning on page 34. In considering the opinion of Deutsche Bank, our Board noted that the valuation analyses presented by Deutsche Bank in connection with the rendering of its opinion resulted in a range of potential values ranging from $45.26 to $96.62, and that the offer price of $78.00 was above or within the range of values for each of the analyses presented. They also noted that the highest range of values, from $77.57 to $96.62, resulted from Deutsche Bank’s DCF analysis using the Management Upside Case that the Board had determined was the least credible of the three projections considered. The Board considered that the assumptions underlying the Management Upside Case, including that we would achieve sustained organic revenue growth of 14% per year for the next 5 years, substantially higher than the 3.9% rate at which it has grown in the last four years, was subject to substantial risk given the cyclicality of our industry, and that the greater likelihood was that there would be one or more periods of slower or flat growth during the five-year period, as in the last three years, which would make achievement of a five-year CAGR of 14% very challenging. They were also cognizant that Deutsche Bank had observed that nearly 80% of the enterprise value calculated in the DCF analysis was attributable to the terminal value, further emphasizing the sensitivity of the analysis to future forecasts.

•	Other Transaction Alternatives. Our Board considered that it was not aware of any alternative transaction that would be reasonably likely to result in a value to our stockholders in excess of the value available in a transaction with Analog Devices. In particular, our Board considered the opportunities that it was aware existed for strategic transactions and acquisitions involving companies in the semiconductor industry and our company in particular. It also considered the results of its outreach to other potentially interested parties. See “—Background of the Offer—Reasons for the Recommendation of our Board of Directors” beginning on page 15 for more information. Based on these alternatives, our Board concluded that the Offer Price provided for in the Merger Agreement was the highest value that was reasonably available to us at such time and that there was no assurance that a more favorable opportunity to sell our company, or to enter into an acquisition of another company or other strategic transaction that would be reasonably likely to result in our Shares having value superior to the Offer Price of $78.00 per Share, would arise later.

•	Terms of the Merger Agreement. Our Board reviewed and considered the terms of the Merger Agreement, including the parties’ respective representations, warranties and covenants, the conditions to their respective obligations to complete the merger and their ability to terminate the Merger Agreement. See “— The Merger Agreement” in Section 12 of the Offer to Purchase, attached as Exhibit (a)(1)(A) to the Schedule TO of Analog Devices, filed on June 23, 2014, for a detailed discussion of the terms and conditions of the Merger Agreement. In particular, our Board considered the following:

•	Conditions to Offer; Likelihood of Closing. Our Board considered the reasonable likelihood of the completion of the Transactions, including Analog Devices’ obligations to consummate the Offer, the absence of significant required regulatory approvals (other than U.S. and German antitrust approvals) and the likelihood that such approvals will be obtained, and the likelihood that the holders of Shares will tender them in the Offer to satisfy the Minimum Condition (as defined in the Merger Agreement).

•	Absence of Financing Condition or Limitations of Remedies. Our Board considered that Analog Devices’ obligations pursuant to the Merger Agreement are not subject to any financing condition and that Analog Devices and Purchaser made representations and warranties in the Merger agreement about the availability of funds to complete the Transactions. Our Board also considered Analog Devices’ overall financial strength. In addition, our Board considered that, if Analog Devices were unable to complete its proposed financing or an alternative financing, our remedies against Analog Devices would include the right to seek to require Analog Devices to specifically perform its obligation to close the Transactions.

•	Ability to Respond to Certain Unsolicited Acquisition Proposals and Terminate the Merger Agreement. Our Board considered the provisions in the Merger Agreement that provide for the ability of our Board to enter into discussions or negotiations with a person that has made an unsolicited acquisition proposal that our Board determines in good faith (after consultation with its outside counsel and financial advisor) constitutes, or could reasonably be expected to lead to, a superior proposal and/or furnish to any such person non-public information relating to us, subject to certain restrictions imposed by the Merger Agreement. Our Board also considered that it would be, subject to restrictions in the Merger Agreement, able to terminate the Merger Agreement to enter into an acquisition agreement with respect to a superior proposal and noted that the exercise of this right would require us to pay Analog Devices a termination fee of $86.5 million, which is equal to approximately 3.5% of the fully diluted equity value of the transaction.

•	Appraisal Rights. Our Board considered the availability of appraisal rights for holders of our Shares who properly exercise their rights under the DGCL, which would give these stockholders the ability to seek to be paid a judicially determined appraisal of the “fair value” of their Shares following the consummation of the Merger. See “Appraisal Rights” beginning on page 46 for more information.

Our Board also identified and considered a number of countervailing factors and risks to us and to our stockholders relating to the Transactions and the Merger Agreement, including the following:

•	Lack of Participation in the Company’s Potential Upside. Our Board considered the fact that, if the Transactions are consummated, we would no longer exist as an independent company, and our stockholders would no longer participate in any future growth and profits of our company.

•	Potential Inability to Complete the Transactions. Our Board considered the possibility that the Transactions may not be completed and the potential adverse consequences to us if the Transactions are not completed, including the potential loss of customers, partners and employees, reduction of value offered by others to us in a future business combination, and erosion of customer, supplier, partner and employee confidence in us. Our Board considered that such risks were mitigated by certain terms in the Merger Agreement, including the absence of significant required regulatory approvals (other than U.S. and German antitrust approvals), the absence of any financing condition to Analog Devices’ obligations to consummate the Transactions and that our remedies against Analog Devices include the right to seek to require Analog Devices to specifically perform its obligation to close the Transactions.

•	Termination Fee; Alternative Acquisition Proposals. Our Board considered the risk that, although we have the right under certain circumstances to enter into discussions or negotiations with a person that has made an unsolicited acquisition proposal and furnish to any such person non-public information relating to us, withdraw or modify the recommendation of our Board to our stockholders that they tender their Shares in the Offer or terminate the Merger Agreement, in each case subject to certain restrictions imposed by the Merger Agreement, the provisions of the Merger Agreement may have the effect of discouraging such acquisition proposals and making it less likely that the transactions related to such proposals would be negotiated or pursued, even if potentially more favorable to our stockholders than the Transactions. In addition, our Board considered the provisions of the Merger Agreement that, under specified circumstances relating to the presence of an alternative acquisition proposal or actions that may constitute a change of the recommendation of our Board, would require us to pay Analog Devices a termination fee of $86.5 million. As part of these considerations, our Board also considered the results of its outreach to other potentially interested parties, which did not result in any bid, and the fact that, other than Company A’s proposal in 2011 for an all-stock, no-premium merger of equals, no other company had ever made a proposal to acquire us.

•	Interim Operating Covenants. Our Board considered the limitations imposed by the Merger Agreement on the conduct of our business during the pendency of the Transactions and the fact that these covenants may limit our ability to pursue business opportunities that may arise or take other actions it would otherwise take with respect to our operations during the pendency of the Transactions.

•	Taxability. Our Board considered that the Transactions will generally be a taxable transaction to stockholders for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a summary of certain U.S. federal income tax consequences of the Transactions to our stockholders.

•	Interests of the Company’s Directors and Executive Officers. Our Board considered the potential additional or different interests of our Directors and executive officers, including our Chief Executive Officer, Mr. Hess, as described in the sections entitled “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Our Current Executive Officers and Directors—Arrangements with Rick Hess” beginning on page 8 and “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Our Current Executive Officers and Directors—Arrangements with Executive Officers other than Mr. Hess” beginning on page 10.

•	Diversion of Management. Our Board considered the possible diversion of management’s time and attention from our ongoing business due to the substantial time and effort necessary to complete the Transactions.

Our Board concluded that the potentially negative factors associated with the Transactions were outweighed by the benefits that it expected our stockholders would receive as a result of the Transactions. For the reasons described above, our Board unanimously adopted, approved and declared advisable the Merger Agreement and the Transactions and recommended that our stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The preceding discussion of the information and factors considered by our Board is not intended to be exhaustive but includes the material factors considered by our Board. In view of the complexity and wide variety of factors considered by our Board in connection with its evaluation of the Transactions, our Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of our Board may have given different weight to different factors. Our Board did not reach any specific conclusions with respect to any of the factors considered. Instead, our Board considered the factors described above as a whole and determined that, in the aggregate, the factors favorable to, and in support of, its determinations and recommendations outweighed the potentially negative factors associated with the Transactions.

Opinion of Our Financial Advisor

We retained Deutsche Bank Securities to act as our financial advisor with respect to the exploration of strategic alternatives that may lead to a possible transaction and to provide our Board with a fairness opinion in connection therewith. On June 8, 2014, at a meeting of our Board of Directors held to evaluate the Transactions, Deutsche Bank rendered to our Board an oral opinion, subsequently confirmed by delivery of a written opinion also dated June 8, 2014 (the “Opinion”), to the effect that, as of that date and based on and subject to the assumptions, limitations, qualifications and conditions set forth in the Opinion, the consideration of $78.00 to be paid in the Transactions to the holders of Shares (the “Transaction Consideration”) is fair, from a financial point of view, to such holders.

The full text of the Opinion, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken, is included as Annex C to this Schedule 14D-9 and is incorporated herein by reference. Holders of Shares are urged to read the Opinion carefully in its entirety. The description of the Opinion set forth in this document is qualified by reference to the full text of the Opinion. The Opinion is addressed to our Board of Directors, is directed only to the consideration to be paid to the holders of Shares and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its Shares into the Offer.

In connection with rendering the Opinion and performing the related analysis, Deutsche Bank, among other things:

•	reviewed certain publicly available financial information and other information concerning us;

•	reviewed certain internal analyses, financial forecasts and other information relating to us prepared by our management (the “Projected Financial Information”);

•	held discussions with certain of our senior officers regarding the businesses and prospects of the Company;

•	reviewed the reported prices and trading activity for our Common Stock;

•	compared certain financial and stock market information for us with, to the extent publicly available, similar information for certain other companies Deutsche Bank considered relevant whose securities are publicly traded;

•	reviewed, to the extent publicly available, the financial terms of certain recent business combinations which Deutsche Bank deemed relevant;

•	reviewed a draft of the merger agreement dated June 7, 2014; and

•	performed other such studies and analyses and considered such factors as Deutsche Bank deemed appropriate.

Deutsche Bank, in rendering the Opinion, with the knowledge and permission of our Board, relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with Deutsche Bank by the Company or otherwise reviewed by Deutsche Bank, and Deutsche Bank did not independently verify, or assume responsibility or liability for independently verifying, any such information or its accuracy or completeness. Deutsche Bank did not conduct a physical inspection of any of the properties or assets and did not prepare, obtain or review any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of us or Analog Devices or any of our or their respective subsidiaries, nor did Deutsche Bank evaluate our solvency or fair value under any law relating to bankruptcy, insolvency or similar matters. Deutsche Bank assumed that any Projected Financial Information made available to Deutsche Bank and used in its analyses were reasonably prepared on bases reflecting the best currently available estimates and judgments of our management as to the matters covered thereby, and expressed no view as to the reasonableness of such Projected Financial Information or the assumptions upon which it was based. Deutsche Bank also assumed, with the knowledge and permission of our Board, that, in all respects material to the analysis, the Transactions will be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to the analyses, that the material governmental, regulatory or other approvals required in connection with the consummation of the Transactions will be obtained without the imposition of any restrictions, terms or conditions that would be material to the analyses, and that the final terms of the Merger Agreement will not differ materially from those in the draft that Deutsche Bank reviewed. Deutsche Bank is not a legal, regulatory, tax or accounting expert and relied on the assessments made by the Company and its other advisors with respect to such issues.

The Opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to Deutsche Bank, as of the date of the Opinion. Subsequent developments may affect the Opinion and Deutsche Bank does not have any obligation to update or revise the Opinion or advise any person of any change in any fact or matter affecting the Opinion of which Deutsche Bank becomes aware after the date of the Opinion. The Opinion is limited to the fairness, from a financial point of view, to the holders of Shares of the Transaction Consideration proposed to be paid to such holders pursuant to the Merger Agreement and Deutsche Bank has expressed no opinion as to the fairness of the Transactions or any consideration to be received in connection therewith to the holders of any other class of securities, creditors or other constituencies of ours, or the fairness of the contemplated benefits of the Transactions. In addition, Deutsche Bank expressed no view as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to any of our officers, directors, or employees, or any class of such persons, in connection with the Transaction relative to the Transaction Consideration to be paid to the holders of Shares.

Deutsche Bank has expressed no opinion as to the merits of the underlying decision by us to engage in the Transactions or the relative merits of the Transactions relative to any alternative transactions or business strategies. The Opinion does not constitute a recommendation as to whether or not any holder of our Common Stock should tender Shares pursuant to the Offer. The Opinion was approved by a fairness opinion committee of Deutsche Bank.

In accordance with customary investment banking practice, Deutsche Bank employed generally accepted valuation methods in reaching its opinion. The following is a summary of all of the material financial analyses utilized by Deutsche Bank. The following summary does not purport to be a complete description of the financial analyses performed by Deutsche Bank, nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by Deutsche Bank. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone and, in order to fully understand the financial analyses used by Deutsche Bank, the tables must be read together with the full text of each summary. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Deutsche Bank’s financial analyses. Except as otherwise noted, all quantitative information, to the extent it is based on market data, is based on market data as it existed on or before June 6, 2014, the last trading day before public announcement of the Merger Agreement, and is not necessarily indicative of current market conditions.

Deutsche Bank considered several Projected Financial Information cases prepared by our management and described below, including the Management Base Case (which Deutsche Bank referred to in its March 27, 2014 board presentation as the “management growth case”), the Management Downside Case, in which certain operating results were assumed to be less favorable to our financial performance, and the Management Upside Case, in which certain projected financial results were assumed to be more favorable to our financial performance. For more information about the Projected Financial Information, please see “—Projected Financial Information” beginning on page 41.

Historical Stock Price Analysis and Valuation Trends

Deutsche Bank reviewed the price performance of our Common Stock since our initial public offering on July 21, 2005. During this period, the all-time high stock price, which occurred on February 17, 2011, was $67.04 and the 52-week high, which occurred on October 21, 2013, was $66.22. Deutsche Bank noted that the Transaction Consideration represented a 29% premium to our closing stock price of $60.56 on June 6, 2014, a 33% premium to our $58.55 average closing stock price during the period of April 25, 2014 to June 6, 2014 and a 16% premium to our all-time high stock price of $67.04. Deutsche Bank also noted that, on an enterprise value basis excluding our cash per share, the Transaction Consideration represented a 38% premium to our closing stock price of $60.56 on June 6, 2014, a 45% premium to our $58.55 average closing stock price during the period of April 25, 2014 to June 6, 2014 and a 21% premium to our all-time high stock price of $67.04. Deutsche Bank noted that this review of our stock price was not a valuation methodology or a component of its fairness analysis but was presented merely for informational and reference purposes.

Deutsche Bank also reviewed certain valuation trends for us since January 2010, using historical information, historical Wall Street analyst estimates and the Management Base Case estimates of certain financial information for the next twelve months, based upon our common equity market value as adjusted by adding debt and subtracting cash, or enterprise value (“EV”), earnings before interest, taxes, depreciation and amortization (“EBITDA”), and our P/E ratio. Specific trading multiples reviewed by Deutsche Bank include (i) EV/NTM revenue, (ii) EV/NTM EBITDA, (iii) our stock price divided by estimated earnings over the next twelve months (“NTM P/E”), and (iv) NTM P/E excluding cash. P/E excluding cash is calculated by dividing the share price less cash, cash equivalents and short-term investments per share by the estimated earnings per share excluding after-tax interest income on cash. For each of these four multiples, the multiple value calculated at the Transaction Consideration using the Management Base Case for 2014 represents a premium to each multiple value calculated using Wall Street analyst estimates and our share price over the entire period since January 2010.

Public Trading Multiples Analysis

Using publicly available information, Deutsche Bank compared selected financial data from the Management Base Case and trading multiples for us with similar data and multiples for publicly traded companies engaged in businesses that Deutsche Bank generally considers to be similar to our business. The companies were as follows:

•	Analog Devices (“ADI”)

•	Avago Technologies Ltd. (“AVGO”)

•	Linear Technology Corporation (“LLTC”)

•	Microchip Technology Inc. (“MCHP”)

•	Maxim Integrated Products Inc. (“MXIM”)

•	Texas Instruments Incorporated (“TXN”)

Deutsche Bank chose the selected companies for the purpose of this analysis utilizing its professional judgment and experience as investment bankers, taking into account several factors, including, among other things, our size and that of the selected companies, our operational capabilities and financial profile compared with those of the selected companies, the competitive landscape in which we and the selected companies operate and our product offerings and those of the selected companies. Although none of the selected companies is directly comparable to us, the companies included were chosen because they are publicly traded companies with operations that, for purposes of the analysis, may be considered similar to certain of our operations. Accordingly, the analysis of publicly traded comparable companies was not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in the opinion of Deutsche Bank, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such companies.

In all instances, unless otherwise noted, multiples were based on closing stock prices on June 6, 2014. For each of the following analyses performed by Deutsche Bank, estimated financial data for the selected companies were based on the companies’ filings with the SEC and publicly available Wall Street research analysts’ estimates.

Deutsche Bank compared the NTM P/E multiple for us since January 2010 to that of the selected companies as a group over the same period. Deutsche Bank also compared the relative premium of our NTM P/E to that of the selected companies as a group, also since January 2010. Deutsche Bank noted that, since January 2010, our valuation premium to the selected companies had declined steadily and, at 27%, was below the one-year average of 31% and the three-year average of 49%.

Deutsche Bank calculated and analyzed, using public filings of the selected companies, and Wall Street research estimates, certain trading multiples for the selected companies. Such multiples included, using estimates for the 2014 calendar year (“CY14E”), EV/CY14E revenue, EV/CY14E EBITDA, CY14E P/E, and CY14E P/E excluding cash, and using estimates for the 2015 calendar year (“CY15E”), CY15E P/E and CY15E P/E excluding cash. The following table presents the results of the analysis:

	EV / revenue	EV / EBITDA	P/E		P/E excluding cash
	CY14E	CY14E	CY14E	CY15E	CY14E	CY15E
ADI	4.6x	12.2x	20.4x	19.4x	14.6x	13.9x
AVGO	4.9x	15.0x	16.4x	12.5x	15.8x	12.0x
LLTC	7.2x	14.3x	22.4x	20.2x	20.6x	18.5x
MCHP	5.1x	13.6x	18.2x	16.6x	15.0x	13.7x
MXIM	3.9x	11.1x	18.5x	16.2x	16.3x	14.3x
TXN	4.3x	11.7x	17.0x	15.4x	16.0x	14.5x

Based on the results of this analysis and other factors that it considered appropriate Deutsche Bank selected a range for each valuation multiple to use in calculation of a valuation range for us. Then, using the Management Base Case, for each valuation multiple, Deutsche Bank calculated the following per Share price ranges, as compared to the Transaction Consideration:

Valuation multiple	Valuation Multiple Range	Implied equity value per share
EV / CY14E revenue	4.0x – 5.5x	$53.08 – $67.28
EV / CY14E EBITDA	11.5x – 14.5x	$62.79 – $75.20
CY14E P/E	18.0x – 25.0x	$45.26 – $62.86
CY15E P/E	16.0x – 21.0x	$47.02 – $61.71
CY 14E P/E excluding cash	15.0x – 19.0x	$52.91 – $62.97
CY 15E P/E excluding cash	13.0x – 17.0x	$53.40 – $65.15

Transaction Premiums

Using publicly available information, Deutsche Bank examined the premiums paid in (i) a selection of 81 technology merger and acquisition transactions, from January 1, 2005 until April 30, 2014, where the unaffected share price was within 10% of the 52-week high, with total deal consideration ranging from $100 million to $10 billion, and (ii) a separate, smaller selection of 21 technology merger and acquisition transactions, from January 1, 2010 to April 30, 2014, with total deal consideration ranging from $2 billion to $5 billion. Deutsche Bank compared the premium of the Transaction Consideration to the closing price on June 6, 2014, which was 29%, to the median for each of the selected groups of comparable transactions, which was 19% and 29%, respectively, and to the 25th percentile—75th percentile range for each of the selected groups of comparable transactions, which was 12%—31% and 20%—51%, respectively. Deutsche Bank also compared the Transaction Consideration premium over the price as of June 6, 2014, excluding cash per share from offer and current price, which was 38%, to the median of the premium for each selected group, which was 21% and 32%, respectively, and to the 25th percentile—75th percentile range for each of the selected groups of comparable transactions, which was 13%—32% and 12%—54%, respectively. Deutsche Bank then compared the premium of the Transaction Consideration over the 52-week high, which was 18%, to the median of the premium for each of the selected groups of comparable transactions, which was 13% and 8%, respectively, and to the 25th percentile—75th percentile range for each of the selected groups of comparable transactions, which was 6%—25% and (1%)—16%, respectively.

All premiums for the selected transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the period during which the selected transactions occurred.

Precedent Transaction Multiples

Using publicly available information, Deutsche Bank examined selected transactions involving businesses which, for purposes of its analysis, Deutsche Bank considered similar to our business (the “Selected Transactions”). For each Selected Transaction, Deutsche Bank calculated, using publicly available information, the following trading multiples: EV/NTM revenue, EV/NTM EBITDA, NTM P/E, and NTM P/E excluding cash, using revenues and earnings for the twelve-month period immediately succeeding the announcement of the relevant Selected Transaction. For each multiple, Deutsche Bank reviewed the median for the group of Selected Transactions and the multiple for each Selected Transaction. For the precedent transactions, the per share deal consideration was used in the calculation. The results of the analysis were as follows:

Target / Acquirer	EV / NTM revenue	EV / NTM EBITDA	NTM P/E	NTM P/E ex cash
Aeroflex / Cobham	2.2x	10.2x	15.7x	14.9x
LSI / Avago	2.6x	13.8x	16.2x	14.6x
Volterra / Maxim	3.1x	19.1x	29.9x	22.3x
SMSC / Microchip	1.8x	11.1x	24.2x	19.7x
Gennum / Semtech	2.9x	9.1x	17.8x	17.1x
NetLogic / Broadcom	8.3x	27.0x	32.9x	31.1x
National Semiconductor / Texas Instruments	4.4x	11.0x	19.2x	15.8x
Atheros / Qualcomm	3.4x	18.3x	23.3x	20.2x
Median	3.0x	12.4x	21.2x	18.4x

Based on the results of these analyses and certain other factors that Deutsche Bank considered appropriate including, but not limited to, gross and operating margins of the targets compared to us, revenue growth history and projections of the targets compared to us, relative market position of the targets and announcement date of the selected transactions, Deutsche Bank selected a range for each valuation multiple for use in calculating a valuation range for us. Then, using the Management Base Case for 2014, for each valuation multiple, Deutsche Bank calculated, the following per share price ranges, as compared to the Transaction Consideration:

Valuation multiple	Valuation Multiple Range	Implied equity value per share
EV / NTM revenue	3.0x – 5.0x	$43.61 – $62.55
EV / NTM EBITDA	13.0x – 19.0x	$68.99 – $93.82
NTM P/E	23.0x – 30.0x	$57.83 – $75.43
NTM P/E excluding cash	16.0x – 22.0x	$55.43 – $70.51

Discounted Cash Flow Analysis

Deutsche Bank conducted a DCF analysis, for each of the Management Base Case, Management Upside Case, and Management Downside Case, for purposes of determining an implied fully diluted equity value per share of our Common Stock. Deutsche Bank calculated the unlevered free cash flows that we are expected to generate each year until 2018, which were, for the Management Base Case: $85 million for 2014, $91 million for 2015, $107 million for 2016, $120 million for 2017 and $135 million for 2018; for the Management Downside Case: $80 million for 2014, $85 million for 2015, $94 million for 2016, $101 million for 2017 and $108 million for 2018; and, for the Management Upside Case: $86 million for 2014, $85 million for 2015, $99 million for 2016, $124 million for 2017 and $143 million for 2018. Then, to calculate the terminal values, Deutsche Bank applied a terminal year multiple from 15.0x to 19.0x 2018 P/E excluding cash. The unlevered free cash flows and the range of terminal values were discounted to present values using a weighted cost of capital ranging from 10.0% to 12.0%, which were chosen by Deutsche Bank based upon an analysis of the capital structures and costs of equity and debt of us and of the publicly traded comparable companies. Based on the foregoing, the analysis resulted in the following implied per Share ranges for our Common Stock, as compared to the Transaction Consideration:

Valuation	Implied equity value per share
Management Downside Case	$59.18 – $72.02
Management Base Case	$71.98 – $89.18
Management Upside Case	$77.57 – $96.62

Analyst Price Targets

Deutsche Bank reviewed all the price targets for shares of our Common Stock by equity research analysts, and noted that such price targets ranged from $60.00 to $72.00 per share.

General

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Deutsche Bank. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Deutsche Bank believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of the analyses as a whole, could create an incomplete view of the processes underlying the analyses and the Opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of Deutsche Bank with respect to the actual value of the Company. In arriving at its opinion, Deutsche Bank reviewed various financial and operational metrics for us, including forecasts with respect to us, which were made available to Deutsche Bank by us or on our behalf. In arriving at its opinion, Deutsche Bank did not attribute any particular weight to any analyses or factors considered by it, except as noted above, and did not form an opinion as to whether any individual analysis or factor, considered in isolation, supported or failed to support its opinion. Rather, Deutsche Bank considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by Deutsche Bank are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, Deutsche Bank’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses could actually be bought or sold. None of the selected companies reviewed is identical to us and none of the Selected Transactions reviewed was identical to the Transactions. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of Deutsche Bank’s analysis, may be considered similar to ours based on business sector participation, financial and other metrics and operating characteristics and products. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company.

Deutsche Bank is an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided investment banking services to Analog Devices or its affiliates for which they have received, and in the future may receive, compensation. Since the beginning of 2011, the DB Group acted as financial advisor to Analog Devices in connection with the sale of its microphone product line to InvenSense, Inc. on October 31, 2013, for which they received fees of approximately $2 million at such time and in the future the DB Group may receive additional compensation depending on the achievement of certain revenue milestones by InvenSense, Inc. based on microphone sales, which relationships were disclosed to our Board prior to its engagement of Deutsche Bank. The DB Group may also provide investment and commercial banking services to Analog Devices and to us in the future, for which the DB Group would expect to receive compensation. In the ordinary course of business, the DB Group may actively trade in the securities and other instruments and obligations of Analog, us and their or our respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations. As of the date of the Opinion, the DB Group held shares of common stock in each of Analog Devices and us, in each case, in an amount less than 0.25% of the outstanding shares.

We selected Deutsche Bank as our financial advisor in connection with the Transactions based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. Deutsche Bank will be paid a fee for its services as financial advisor to us in connection with the Transaction, a portion of which becomes payable upon delivery of the Opinion (or would have become payable if Deutsche Bank had advised our Board that it was unable to render the Opinion) and the balance of which is contingent upon consummation of the Transactions. For a description of the terms of Deutsche Bank’s engagement as the Company’s financial advisor, see the discussion set forth in Item 5 below.

Projected Financial Information

We do not as a matter of course make public forecasts or projections as to future performance or earnings covering extended periods or issue guidance beyond the current quarter.

However, we have presented below for your information the forward-looking financial information that was generated for internal use and was available to Deutsche Bank and to the Board of Directors to aid its evaluation of the Merger Agreement, to Analog Devices, and in part, to Company E. Such financial information includes the following:

•	Management base case. In connection with our normal annual strategic review process in September 2013, our management prepared a projected income statement for each year in the five-year period 2014 through 2018 that it described as its base plan. Management’s base plan as presented at the strategic review contemplated growth in revenue from $300 million in 2014 to $470 million in 2018, representing a compound annual growth rate, or CAGR, of approximately 12% over that period, with gross margins of 72% in 2014, declining to 70% in 2018, while operating margins recovered gradually to 43% over that period as a result of revenue that was projected to grow more rapidly than operating expenses in the later years.

In January 2014, our management updated the base plan prepared in September 2013 to reflect lower gross margins of 70% in 2014 and 2015 and operating margins of 40% throughout the period of 2014 to 2018, in light of our actual experience in the fourth quarter of 2013 and the first quarter of 2014, and the expected negative impact on margins of our cellular infrastructure business growing more rapidly than other, higher-margin areas of our business. We refer to this updated five-year projection, which is presented below, as the “Management Base Case.”

The Management Base Case (which Deutsche Bank referred to in its March 27, 2014 board presentation as the “management growth case”) was presented to the Board on March 27, 2014 and was the five-year projection most heavily relied upon by our Board of Directors and by Deutsche Bank in its advice to us.

•

Management downside case. Our management also developed a second, more conservative, “downside” projection. This projection assumed a revenue CAGR of 7% over the five-year period, reflecting growth at a slower rate more consistent with analysts’ expectations for the industry as a whole, and gross margins throughout the period of 69%, near the bottom of our normal historical range, but consistent with the margins we had experienced in our two most recent quarters. This downside case was also presented to the Board on March 27, 2014. Our management and Board of Directors believed it was prudent to consider the downside case as representative of the possible outcome if our revenue growth did not accelerate and our profitability did not improve over the longer term. We refer to this five-year projection, which is presented below, as the “Management

Downside Case.” (For clarity, we note that in its presentation to our Board on March 27, 2014, Deutsche Bank labeled what we refer to as the Management Downside Case as the “management base case.”)

•	Management upside case. Our management also prepared a third five-year projection for use in our April 10, 2014 meeting with Analog Devices, which reflected management’s estimate of our performance on a “best case” basis, assuming favorable economic and market conditions and successful execution of our strategic plan without unanticipated difficulties and using the same gross margins as the management base case, resulting in revenue growth at a 14% CAGR over the five year period. This revenue growth rate, while achieved at times prior to 2011, was substantially higher than growth rates that we had achieved at any time in the last several years. Our Board of Directors considered the Management Upside Case to represent a “best case” scenario, developed for the purpose of encouraging Analog Devices to provide an increased offer, that was not a prudent basis for decision making by the Board. We refer to this five-year projection, which is presented below, as the “Management Upside Case.”

•	2014 AOP. In the ordinary course of business, our management prepared an annual operating plan for 2014. The projected income statement included in the 2014 AOP, which was presented to our Board of Directors at a regular meeting of the Board on November 14, 2013, called for revenue of $290 million, representing a year-over-year increase of 6%, consistent with expected growth in the semiconductor industry generally, and gross and operating margins for the year of 71.8% and 40.4%, respectively, consistent with our historical range. The projected income statement included in the 2014 AOP is presented below.

•	Free cash flow projections. At the request of Deutsche Bank, to facilitate the DCF analyses performed by Deutsche Bank in connection with its June 8, 2014 fairness opinion, our management provided to Deutsche Bank projections of our free cash flow for the years 2014 through 2018 based upon the management base case, the management downside case and the management upside case. In each case, free cash flow was defined as net income plus depreciation and amortization, less capital expenditures and less the amount of any increase or plus the amount of any decrease in working capital. These free cash projections are presented in conjunction with each of the management base case, management downside case and management upside case below.

The management base case, management downside case, management upside case and 2014 AOP were all provided to our Board and to Deutsche Bank. The management upside case was provided to Analog Devices on April 10, 2014 and to Company E on May 5, 2014. The 2014 AOP was provided to Analog Devices on May 9, 2014. The management base case and management downside case were provided to Analog Devices on June 3, 2014.

Management Base Case

	Forecast 2014	Plan 2015	Plan 2016	Plan 2017	Plan 2018
Revenue	$300,000	$336,000	$376,000	$421,500	$472,000
Gross Profit	210,000	235,200	263,300	295,000	330,500
Operating Income	119,000	134,478	150,600	168,700	189,000
Net Income	$78,900	$93,135	$110,300	$123,500	$138,400

Free cash flow:
Depreciation and amortization	$12,095	$13,104	$13,933	$15,605	$17,478
Capital expenditures	$(13,171)	$(14,751)	$(16,521)	$(18,504)	$(20,724)
Decrease (increase) in working capital	$7,808	$(396)	$(584)	$(426)	$545
Free cash flow	$85,132	$90,591	$106,642	$119,684	$135,084

Management Downside Case

	Forecast 2014	Plan 2015	Plan 2016	Plan 2017	Plan 2018
Revenue	$295,000	$316,000	$338,000	$361,000	$387,000
Gross Profit	203,500	218,000	233,000	249,000	267,000
Operating Income	112,000	120,000	128,000	137,000	147,000
Net Income	$74,500	$83,100	$94,000	$100,600	$107,700

Free cash flow:
Depreciation and amortization	$11,893	$12,310	$12,505	$13,380	$14,317
Capital expenditures	$(12,951)	$(13,858)	$(14,828)	$(15,866)	$(16,976)
Decrease (increase) in working capital	$7,492	$3,985	$3,224	$3,008	$3,439
Free cash flow	$80,278	$85,046	$94,457	$100,637	$107,911

Management Upside Case

	Forecast 2014	Plan 2015	Plan 2016	Plan 2017	Plan 2018
Revenue	$300,000	$340,000	$390,000	$445,000	$508,000
Gross Profit	210,000	238,000	273,000	311,500	355,500
Operating Income	119,000	135,500	157,000	182,500	209,500
Net Income	$78,900	$93,800	$115,000	$133,500	$153,300

Free cash flow:
Depreciation and amortization	$12,000	$13,000	$14,000	$15,000	$16,000
Capital expenditures	$(18,067)	$(23,500)	$(21,000)	$(22,000)	$(24,000)
Decrease (increase) in working capital	$13,549	$2,500	$(9,000)	$(2,000)	$(2,000)
Free cash flow	$85,882	$85,300	$98,500	$124,000	$142,800

2014 AOP

	Q1 FY14		Q2 FY14		Q3 FY14		Q4 FY14		FY14
	($000)	% Rev.	($000)	% Rev.	($000)	% Rev.	($000)	% Rev.	($000)	% Rev.
Revenue Product Sales	69,500	100.0%	71,000	100.0%	73,000	100.0%	76,500	100.0%	290,000	100.0%
Cost of Sales	19,808	28.5%	20,235	28.5%	20,440	28.0%	21,420	28.0%	81,903	28.2%
Gross Profit	49,693	71.5%	50,765	71.5%	52,560	72.0%	55,080	72.0%	208,098	71.8%
R&D Opex	12,500	18.0%	12,800	18.0%	13,250	18.2%	13,950	18.2%	52,500	18.1%
Sales & Marketing	5,950	8.6%	6,100	8.6%	6,200	8.5%	6,350	8.3%	24,600	8.5%
Genl & Administration	3,450	5.0%	3,450	4.9%	3,500	4.8%	3,550	4.6%	13,950	4.8%
Total Opex	21,900	31.5%	22,350	31.5%	22,950	31.4%	23,850	31.2%	91,050	31.4%
Net Operating Income	27,793	40.0%	28,415	40.0%	29,610	40.6%	31,230	40.8%	117,048	40.4%
Interest & Other (Inc.) Exp.	(100)	-0.1%	(125)	-0.2%	(125)	-0.2%	(150)	-0.2%	(500)	-0.2%
Net Income before Tax	27,893	40.1%	28,540	40.2%	29,735	40.7%	31,380	41.0%	117,548	40.5%
Tax	9,205	33.0%	9,418	33.0%	9,813	33.0%	10,355	33.0%	38,791	33.0%
Net Income	18,688	26.9%	19,122	26.9%	19,922	27.3%	21,025	27.5%	78,757	27.2%

Other Forward-Looking Information. In connection with the annual strategic review in September 2013, management also presented, in addition to the Management Base Case, two alternative five-year scenarios, which are not presented above. The first was an “aggressive growth” scenario, which assumed that we would be able to achieve sustained organic revenue growth at a CAGR of 20%, significantly greater than that contemplated by the Management Base Case or achieved by us in any recent period, resulting in revenue of $670 million in 2018. The second “base + acquisitions” scenario assumed that we would make a number of unspecified, but material, acquisitions, using an aggregate of $400 million in cash, resulting in revenues of $762 million in 2018. Our Board of Directors did not assign any weight to either of these alternative scenarios, which it considered to be unrealistic. These scenarios were neither provided to Deutsche Bank for use in its valuation analysis nor given to Analog Devices or Company E, and our Board expressly concluded that they should be given no weight in its deliberations concerning the Analog Devices offer.

Our future financial results may materially differ from those expressed in the forward-looking information presented above, due to factors that are beyond our ability to control or predict. We cannot assure you that any of these projections will be realized or that our future financial results will not materially vary from the projections. The projections do not take into account any circumstances or events occurring after the date they were prepared and have not been updated since their respective dates of preparation. The forward-looking information does not give effect to any changes or expenses as a result of the Merger or any other effects of the Merger. They should not be utilized as public guidance and will not be provided in the ordinary course of our business in the future.

Furthermore:

•	while presented with numerical specificity, the projections necessarily are estimates that are based on numerous assumptions, many of which are beyond our control, including with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to our business, which assumptions may not prove to have been, or may no longer be, accurate;

•	the projections were prepared in the context of the business, economic, regulatory, market and financial conditions that existed at the time of their preparation, and have not been updated to reflect revised prospects for our business, changes in general business, economic, regulatory, market and financial conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time they were prepared; and

•	the five-year projections cover multiple years, and such estimates become inherently less reliable as they extend further into the future.

The projections were not prepared with a view toward public disclosure or compliance with published guidelines of the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles. Our independent registered certified public accounting firm has neither examined nor compiled the foregoing projections and, accordingly, does not express an opinion or any other form of assurance with respect thereto. The inclusion of this forward-looking information should not be regarded as an indication that our Board, Deutsche Bank, Analog Devices or any other recipient of this information considered, or now considers, the forecasts and projections included therein to be a reliable prediction of future results, nor is it included because we or they believe it should influence your decision whether to accept the Offer or tender your Shares.

For the foregoing and other reasons, readers of this Schedule 14D-9 are cautioned that the inclusion in this Schedule 14D-9 of the forward-looking information described above should not be regarded as a representation that the projections will be achieved and that readers should not place undue reliance on the projections.

Intent to Tender.

To the knowledge of the Company, each executive officer and director of the Company currently intends to tender or cause to be tendered, pursuant to the Offer, all Shares held of record or beneficially owned by such executive officer or director.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

In connection with Deutsche Bank’s services as our financial advisor, we have agreed to pay to Deutsche Bank an aggregate fee of approximately $15 million, $2.0 million of which was payable upon the rendering of Deutsche Bank’s opinion and the remaining portion of which is contingent upon the closing of the transaction. We have agreed to reimburse certain of Deutsche Bank’s expenses arising, and to indemnify Deutsche Bank’s against certain liabilities (including liabilities under Federal securities laws) that may arise, out of Deutsche Bank’s engagement.

Additional information pertaining to our retention of Deutsche Bank in Item 4 under the heading “Background and Reasons for Our Board of Directors’ Recommendation—Opinion of Our Financial Advisor” is hereby incorporated by reference in this Item 5.

Neither we, nor any person acting on our behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by our Directors, officers or employees, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by us or, to our knowledge after making reasonable inquiry, any of our Directors, executive officers, subsidiaries or affiliates, except for the transactions set forth below.

Name of Person	Transaction Date	Number of Shares	Sale Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
Jason M. Lynch	4/29/2014	1,190	$61.03	Sale of Shares pursuant to 10b5-1 trading plan
William Hannabach	4/29/2014	7,333	$61.16	Sale of Shares pursuant to 10b5-1 trading plan
Antonio Visconti	5/1/2014	2,451	$58.99	Sale of Shares pursuant to 10b5-1 trading plan
Ernest Godshalk	5/14/2014	2,309	$0.00	Annual Directors’ grant of restricted stock units pursuant to the 2005 Stock Incentive Plan
Gregory Beecher	5/14/2014	2,309	$0.00	Annual Directors’ grant of restricted stock units pursuant to the 2005 Stock Incentive Plan
Adrienne Markham	5/14/2014	2,309	$0.00	Annual Directors’ grant of restricted stock units pursuant to the 2005 Stock Incentive Plan
Brian McAloon	5/14/2014	2,309	$0.00	Annual Directors’ grant of restricted stock units pursuant to the 2005 Stock Incentive Plan
Steve Sanghi	5/14/2014	2,309	$0.00	Annual Directors’ grant of restricted stock units pursuant to the 2005 Stock Incentive Plan
Frank Weigold	5/14/2014	2,753	$0.00	Annual Directors’ grant of restricted stock units pursuant to the 2005 Stock Incentive Plan

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) we are not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of our securities by us, any of our subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving us or any of our subsidiaries; (iii) any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries; or (iv) any material change in our present dividend rates or policy, or indebtedness or capitalization, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

Item 8. Additional Information.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

Stockholder Approval Not Required.

Neither Analog Devices nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for any and all shares of the outstanding stock of a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the percentage of the stock, and of each class and series thereof, of the acquired corporation that would otherwise be required to adopt an agreement of merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of our stockholders in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) our stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) our stockholders who do not validly exercise appraisal rights under Delaware law will, following the consummation of the Merger, receive the same cash consideration for their Shares as was payable in the Offer.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is consummated, and the Merger is thereafter effected, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) comply with the applicable statutory procedures under Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such Merger) and to receive payment of such fair value in cash, together with interest, if any, to be paid upon the amount determined to be fair value, for their Shares.

The following discussion is a summary of the law pertaining to appraisal rights under the DGCL. The full text of Section 262 of the DGCL is attached to this proxy statement as Annex C. All references in Section 262 of the DGCL to a “stockholder” and in this summary to a “stockholder” are to the record holder of Shares.

Under Section 262 of the DGCL, when a merger is approved pursuant to Section 251(h), then either a constituent corporation before the date of the merger or the surviving corporation within 10 days thereafter must notify each of its stockholders entitled to appraisal rights of the approval of the Merger and that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. This summary of appraisal rights is not a complete summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the text of Section 262 of the DGCL attached as Annex C. Any holder of Shares who wishes to exercise appraisal rights or who wishes to preserve the right to do so, should review the following discussion and Annex C carefully. Failure to comply with the procedures of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights. If you lose your appraisal rights, you will be entitled to receive the merger consideration described in the Merger Agreement.

Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:

•	the stockholder must deliver to the Company a written demand for appraisal by the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is June 23, 2014);

•	the stockholder must not tender his, her or its Shares pursuant to the Offer; and

•	the stockholder must continuously hold the Shares from the date of making the demand through the Effective Time.

Only a holder of record of Shares issued and outstanding immediately prior to the Effective Time may assert appraisal rights for the Shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the record stockholder’s name as it appears on the stock certificates. The demand must reasonably inform us of the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.

If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares which are held in the name of the record owner. STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS. IF A STOCKHOLDER HOLDS HIS, HER OR ITS SHARES THROUGH A BROKER WHO IN TURN HOLDS THE STOCKHOLDER’S SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY NOMINEE SUCH AS CEDE & CO., A DEMAND FOR APPRAISAL OF SUCH SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS RECORD HOLDER.

A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand to:

HITTITE MICROWAVE CORPORATION

2 Elizabeth Drive

Chelmsford, MA 01824

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within 10 days after the effective date of the Merger, the Surviving Corporation must send an additional notice of the effective date of the Merger to all of our stockholders who are entitled to appraisal rights and who have delivered a written demand for appraisal to us in accordance with Section 262 of the DGCL. Within 120 days after the Effective Time, either the Surviving Corporation or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the Shares held by all dissenting stockholders. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. If a petition for appraisal is not timely filed, all stockholders’ appraisal rights will cease.

Stockholders who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time may receive from the Surviving Corporation, upon written request, a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of holders of those Shares. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the Surviving Corporation the statement described in the previous sentence. The Surviving Corporation must mail this statement to the stockholder within the later of 10 days of receipt of the request or 10 days after expiration of the period for delivery of demands for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the Surviving Corporation, the Surviving Corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to file in the office of the Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. After notice to stockholders who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby.

The Delaware Court of Chancery may require the stockholders demanding appraisal who hold certificated Shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings. If any stockholder fails to comply with the court’s direction, the court may dismiss the proceeding as to the stockholder.

The Delaware Court of Chancery will thereafter determine the fair value of the Shares held by stockholders who have complied with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, but together with the interest if any, to be paid on the amount determined to be fair value. Such interest rate shall accrue from the effective date of the Merger through the date of payment of the judgment, compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge), unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown.

In determining the fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the fair value of the Shares to be more than, less than or equal to the consideration that the stockholders would otherwise receive under the Merger Agreement, which is the same as the Offer Price. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the merger consideration described in the Merger Agreement.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal.

The fair value of the Shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the merger consideration described in the Merger Agreement. An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. Although we believe that the Offer Price (which is the same as the merger consideration payable in the Merger) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Analog Devices nor we anticipate offering more than the Offer Price to any stockholder exercising appraisal rights, and Analog Devices and we reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL may not, after the Effective Time, vote the Shares subject to the demand for any purpose or receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

If no petition for appraisal is filed within 120 days after the Effective Time, or if a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of the stockholder’s demand for appraisal and an acceptance of the terms offered in the Merger within 60 days after the Effective Time, then the right of the stockholder to appraisal will cease. Any attempt to withdraw made more than 60 days after the Effective Time will require our written approval, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the Merger Agreement within 60 days after the Effective Time. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, the stockholder’s Shares will be converted into the right to receive the merger consideration described in the Merger Agreement.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE MERGER CONSIDERATION DESCRIBED IN THE

MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Anti-Takeover Statutes.

As a Delaware corporation, we are subject to Section 203 of the DGCL. In general, Section 203 of the DGCL restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203 of the DGCL, our Board of Directors has approved the Merger Agreement and the transactions contemplated thereby, as described in this Schedule 14D-9 and, therefore, the restrictions of Section 203 of the DGCL are inapplicable to the Merger and the Transactions.

Antitrust Matters

Mergers and acquisitions that may have an impact in the United States are subject to review by the Department of Justice and the Federal Trade Commission to determine whether they comply with applicable antitrust laws. Under the HSR Act, mergers and acquisitions that meet certain jurisdictional thresholds, such as the Merger, may not be completed until the expiration of a waiting period that follows the filing of notification forms by both parties to the transaction with the Department of Justice and the Federal Trade Commission. The initial waiting period is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an in-depth investigation is required and issues a formal request for additional information and documentary material. We and Analog Devices each filed pre-merger notifications with the U.S. antitrust authorities pursuant to the HSR Act and, in accordance with the merger agreement, requested “early termination” of the waiting period, which began on June 18, 2014.

Based on a review of the information currently available relating to the countries and businesses in which the Company and Analog Devices are engaged, we believe that the authorization of the Federal Cartel Office in Germany (the “FCO”) is required in connection with the Offer and the Merger. We, Analog Devices and Purchaser submitted a notification to the FCO on June 20, 2014. Under German law, the FCO has until July 21, 2014, which is one month from the filing of a complete notification, to conduct an initial review of the Offer and the Merger. The FCO may take an additional three months to further investigate the merits of the acquisition. The FCO may give its authorization before the end of the waiting periods described above.

Litigation Related to the Transactions

On June 12, 2014, a putative stockholder class action complaint, captioned Joyce v. Hittite Microwave Corporation, et al., C.A. No. 9758 (Del. Ch.) was filed in the Court of Chancery of the State of Delaware in connection with the proposed Transactions, naming as defendants the Company, each member of our Board of Directors, Analog Devices and Purchaser. The complaint alleges that our Board of Directors breached its fiduciary duties and that we, Analog Devices and Purchaser aided and abetted those purported breaches in connection with the proposed Transactions. The complaint also challenges the proposed $78.00 per share Offer Price as inadequate, and makes a variety of other allegations, including allegations that:

•	given our recent performance and potential future growth, the value of our Common Stock is greater than the Offer Price;

•	the “no solicitation” provision in the Merger Agreement precludes us from soliciting and otherwise restricts our ability to consider competing offers;

•	the $86.5 million termination fee payable to Analog Devices in certain circumstances is improper; and

•	the structure of the Offer increases the chances of consummating the Transactions and leaves stockholders with minimal time to effectively challenge the Transactions.

The plaintiff in this case seeks an order (i) certifying a proposed class of stockholders, (ii) declaring that the Merger Agreement was approved in breach of the fiduciary duties of our Board of Directors and is therefore unlawful and unenforceable, (iii) rescinding, to the extent already implemented, the Merger Agreement, (iv) enjoining the consummation of the Transactions, (v) imposing a constructive trust upon any benefits improperly received by the defendants, and (vi) awarding costs and attorneys’ fees. We and our Directors believe this lawsuit is without merit and intend to defend it vigorously.

Annual and Quarterly Reports.

For additional information regarding our business and the financial results, please see our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed with the SEC.

Forward-Looking Statements

Certain statements in this Schedule 14D-9 and in the exhibits attached hereto may constitute “forward-looking statements.” Such statements relate to a variety of matters, including but not limited to: the timing and anticipated completion of the Offer and the Merger; and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of our management’s current beliefs, expectations and assumptions and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise these statements, whether as a result of new information, future events or otherwise, except as required by law.

Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to: potential adverse reactions or changes to business relationships resulting from the announcement of the proposed acquisition of us by Analog Devices; unexpected costs, charges or expenses resulting from the Transactions; litigation or adverse judgments relating to the proposed acquisition of us by Analog Devices; risks relating to the consummation of the proposed acquisition of us by Analog Devices, including the risk that the closing conditions to the Offer or the Merger will not be satisfied; any difficulties associated with requests or directions from governmental authorities resulting from their reviews of the transaction; and any changes in general economic and/or industry-specific conditions. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth under the heading “Item 1A—Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 26, 2014, and in Analog Devices’ Annual Report on Form 10-K for the fiscal year ended November 2, 2013, which was filed with the SEC on November 26, 2013, as well as in our and Analog Devices’ subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC.

Item 9. Exhibits.

Exhibit Number	Description

(a)(1)	Offer to Purchase dated June 23, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Analog Devices and Purchaser on June 23, 2014).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Analog Devices and Purchaser on June 23, 2014).

(a)(3)	Opinion of Deutsche Bank Securities, Inc. dated June 8, 2014 (included as Annex B to this Schedule 14D-9).

(a)(4)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Analog Devices and Purchaser on June 23, 2014).

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Analog Devices and Purchaser on June 23, 2014).

(a)(6)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Analog Devices and Purchaser on June 23, 2014).

(a)(7)	Form of Summary Advertisement as published in The Wall Street Journal on June 23, 2014 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO filed by Analog Devices and Purchaser on June 23, 2014).

(a)(8)	Investor presentation published by the Company and Analog Devices on June 9, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, event date June 9, 2014, filed with the SEC on June 9, 2014).

(a)(9)	Press Release issued by the Company and Analog Devices on June 9, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, event date June 8, 2014, filed with the SEC on June 9, 2014).

(a)(10)	Transcript of joint investor conference call held by the Company and Analog Devices on June 9, 2014 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, event date June 8, 2014, filed with the SEC on June 9, 2014).

(a)(11)	Frequently asked questions made available by the Company on June 9, 2014 (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K, event date June 8, 2014, filed with the SEC on June 9, 2014).

(a)(12)	Employee presentation made available by the Company on June 9, 2014 (incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K, event date June 8, 2014, filed with the SEC on June 9, 2014).

(a)(13)	Letter to Company employees distributed on June 9, 2014 (incorporated by reference to Exhibit 99.5 to the Company’s Current Report on Form 8-K, event date June 8, 2014, filed with the SEC on June 9, 2014).

(a)(14)	Press release issued by Analog Devices on June 23, 2014 (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO filed by Analog Devices and Purchaser on June 23, 2014).

(a)(15)	Letter to stockholders of the Company dated June 23, 2014 from Rick D. Hess, President and Chief Executive Officer of the Company (included as Annex A to this Schedule 14D-9)

(e)(1)	Agreement and Plan of Merger, dated as of June 9, 2014, among Analog Devices, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, event date June 8, 2014, filed with the SEC on June 9, 2014).

Exhibit Number	Description

(e)(2)	Confidentiality Agreement, dated as of January 10, 2014, between the Company and Analog Devices (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Analog Devices and Purchaser on June 23, 2014).

(e)(3)	2005 Stock Incentive Plan of the Company and forms of agreements related thereto (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333-124664)).

(e)(4)	Form of Stock Option Agreement pursuant to the 2005 Stock Incentive Plan of the Company (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).
(e)(5)	Form of Restricted Stock Agreement pursuant to the 2005 Stock Incentive Plan of the Company (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011).

(e)(6)	2014 Senior Executive Cash Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014).

(e)(7)	Employment Agreement dated March 13, 2013 between the Company and Rick D. Hess (incorporated by reference to Exhibit 10.34 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013).

(e)(8)	Amendment to Employment Agreement between the Company and Rick D. Hess, dated August 27, 2013 (incorporated by reference to Exhibit 10.35 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013).

(e)(9)	Amendment No. 2 to Employment Agreement between the Company and Rick D. Hess dated April 14, 2014 (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014).

(e)(10)	Amendment No. 3 to Employment Agreement between the Company and Rick D. Hess dated June 9, 2014 (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Analog Devices and Purchaser on June 23, 2014).

(e)(11)	Amendment No. 4 to Employment Agreement between the Company and Rick D. Hess dated June 9, 2014 (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Analog Devices and Purchaser on June 23, 2014).

(e)(12)	Restricted Stock Unit Agreement (time vested) between the Company and Rick D. Hess, dated April 1, 2013 (incorporated by reference to Exhibit 10.36 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013).

(e)(13)	Restricted Stock Unit Agreement (performance based) between the Company and Rick D. Hess, dated April 1, 2013 (incorporated by reference to Exhibit 10.37 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013).

(e)(14)	Form of Change of Control Retention Agreement between the Company and each of its executive officers other than Rick D. Hess (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014).

(e)(15)	Form of Indemnification Agreement between the Company and each of its Directors (incorporated by reference to Exhibit 10.30 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hittite Microwave Corporation

By:	/s/ Rick D. Hess
Name:	Rick D. Hess
Title:	Chief Executive Officer and President

Dated: June 23, 2014

Annex A

Hittite Microwave Corporation 2 Elizabeth Drive Chelmsford, Massachusetts 01824

June 23, 2014

Dear Stockholder:

I am pleased to inform you that, on June 9, 2014, Hittite Microwave Corporation (“Hittite”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Analog Devices, Inc. (“Analog Devices”) and BBAC Corporation, a wholly owned subsidiary of Analog Devices (“Purchaser”). In accordance with the Merger Agreement, on June 23, 2014, Purchaser commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of our common stock, par value $0.01 per share (the “Shares”), at a price per Share of $78.00, net to the holder thereof in cash, without interest (the “Offer Price”) and subject to any withholding of taxes required by applicable law.

If successful, the Offer will be followed by the merger of Purchaser with and into Hittite, with Hittite surviving the merger as a wholly owned subsidiary of Analog Devices (the “Merger”). In the Merger, each Share then outstanding (other than Shares (i) owned by Hittite, Analog Devices, Purchaser or any subsidiary of Analog Devices or (ii) owned by holders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, without interest and subject to any withholding of taxes required by applicable law.

The Board of Directors of Hittite (the “Board”) unanimously: a) adopted, approved and declared the advisability of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the Offer, the Merger and the other transactions contemplated by the Merger Agreement, collectively, the “Transactions”), (b) declared that it is in the best interests of Hittite and of its stockholders that Hittite enter into the Merger Agreement and consummate the Transactions and that Hittite’s stockholders tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (c) declared that the terms of the Offer and the Merger are fair to Hittite and to its stockholders and (d) resolved to recommend that Hittite’s stockholders accept the Offer and tender their Shares pursuant to the Offer. The Boards of Directors of Analog Devices and Purchaser have each approved the Transactions.

Accompanying this letter is a copy of Hittite’s Solicitation/Recommendation Statement on Schedule 14D-9. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on July 21, 2014 (one minute after 11:59 p.m., New York City time, on July 21, 2014), unless extended or terminated.

Very Truly Yours,

Rick D. Hess Chief Executive Officer and President

A-1

Annex B

June 8, 2014

Board of Directors Hittite Microwave Corporation 2 Elizabeth Drive Chelmsford, Massachusetts 01824

Lady and Gentlemen:

Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to Hittite Microwave Corporation, a Delaware corporation (the “Company”), in connection with the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among Analog Devices, Inc., a Massachusetts corporation (“Parent”), BBAC Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Merger Agreement provides for a tender offer (the “Tender Offer”) for all of the outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company pursuant to which Purchaser will pay $78.00 per share in cash (the “Transaction Consideration”) for each share of Company Common Stock accepted in the Tender Offer. The Merger Agreement further provides, among other things, that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger,” and collectively with the Tender Offer, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent. As set forth more fully in the Merger Agreement, as a result of the Merger, each outstanding share of Company Common Stock (other than dissenting shares, shares owned directly or indirectly by the Company or Parent and unvested restricted stock awards and unvested restricted stock units to be cancelled pursuant to the Merger Agreement) will be converted into the right to receive the Transaction Consideration.

You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of Company Common Stock of the Transaction Consideration proposed to be paid to such holders pursuant to the Merger Agreement.

In connection with our role as financial advisor to the Company, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning the Company, and certain internal analyses, financial forecasts and other information relating to the Company prepared by management of the Company. We have also held discussions with certain senior officers of the Company regarding the businesses and prospects of the Company. In addition, we have (i) reviewed the reported prices and trading activity for the Company Common Stock, (ii) compared certain financial and stock market information for the Company with, to the extent publicly available, similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) reviewed, to the extent publicly available, the financial terms of certain recent business combinations which we deemed relevant, (iv) reviewed a draft dated June 7, 2014 of the Merger Agreement, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning the Company, including, without limitation, any financial information considered in connection with the rendering of our opinion. Accordingly, for purposes of our opinion, we have, with your knowledge and permission, assumed and relied upon the accuracy and completeness of all such information. We have not conducted a physical inspection of any of the properties or assets, and have not prepared, obtained or reviewed any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of the Company or Parent or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of the Company under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to us and used in our analyses, we have assumed with your knowledge and permission

Board of Directors

Hittite Microwave Corporation

June 8, 2014

that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

For purposes of rendering our opinion, we have assumed with your knowledge and permission that, in all respects material to our analysis, the Transaction will be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to our analysis. We also have assumed with your knowledge and permission that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to our analysis. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by the Company and its other advisors with respect to such issues. Representatives of the Company have informed us, and we have further assumed with your knowledge and permission, that the final terms of the Merger Agreement will not differ materially from the terms set forth in the draft we have reviewed.

This opinion has been approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and is addressed to, and is for the use and benefit of, the Board of Directors of the Company in connection with and for the purpose of its evaluation of the Transaction. This opinion is limited to the fairness, from a financial point of view, to the holders of Company Common Stock of the Transaction Consideration proposed to be paid to such holders pursuant to the Merger Agreement as of the date hereof. This opinion does not address any other terms of the Transaction or the Merger Agreement. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Company, nor does it address the fairness of the contemplated benefits of the Transaction. We express no opinion as to the merits of the underlying decision by the Company to engage in the Transaction or the relative merits of the Transaction as compared to any alternative transactions or business strategies. Nor do we express an opinion, and this opinion does not constitute a recommendation, as to whether or not any holder of Company Common Stock should tender shares pursuant to the Tender Offer. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors, or employees, or any class of such persons, in connection with the Transaction relative to the Transaction Consideration to be paid to holders of Company Common Stock pursuant to the Merger Agreement.

Deutsche Bank will be paid a fee for its services as financial advisor to the Company in connection with the Transaction, a portion of which becomes payable upon delivery of this opinion (or would have become payable if Deutsche Bank had advised the Board of Directors that it was unable to render this opinion) and a substantial portion of which is contingent upon consummation of the Transaction. The Company has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided, investment banking services to Parent or its affiliates for which they have received, and in the future may receive, compensation, including having acted as financial advisor to Parent in connection with the sale of its microphone product line to

Board of Directors

Hittite Microwave Corporation

June 8, 2014

InvenSense, Inc. on October 31, 2013 for which they received compensation at such time and in the future may receive additional compensation depending on the achievement of certain revenue milestones by InvenSense, Inc. based on microphone sales. The DB Group may also provide investment and commercial banking services to Parent and the Company in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Parent, the Company and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations. As of the date of this letter, the DB Group holds shares of common stock in each of Parent and the Company, in each case, in an amount less than 0.25% of the outstanding shares.

Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Transaction Consideration to be paid to the holders of Company Common Stock is fair from a financial point of view to such holders.

Very truly yours,

DEUTSCHE BANK SECURITIES INC. /s/ Deutsche Bank Securities Inc.

Annex C

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

SECTION 262 — APPRAISAL RIGHTS

(a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)  Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)  Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)  In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)  Appraisal rights shall be perfected as follows:

(1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)  If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by

§ 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)  After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

C-4